Hines Horticulture®

Annual Report 2004

Letter to Shareholders

Heading into 2004 it was quite clear that it would be a year of transition for Hines. We knew that we would face more customer consolidations in the retail segment as the Home Centers continued to gain market share. We also knew that we would need to realign our sales to customers and customer store locations that we sell into as we set our sights on dominating more regionally defined markets. However, we could not have anticipated the impact that Sudden Oak Death would have on Hines and the live plant industry as a whole. It was also impossible to have predicted that the Southeast, particularly Florida, would be hit with four severe hurricanes, which would bring our industry, and many others, to a standstill for several weeks in that region. Due to the magnitude and timing of these events during 2004, sales declined approximately 2% to $335.2 million and EBITDA declined approximately 12% to $49.2 million.

Despite these events, our experienced leadership team managed through these crises and customer transitions never losing sight of our strategic initiatives. In 2004, we met or exceeded our previous year's sales results in three out of the four quarters and successfully mitigated distribution costs through improved payload management and reduced shipping distances. We also improved labor productivity by approximately 2% and reduced our scrap and waste by approximately 12%. Due to these accomplishments and others, we were able to generate operating cash flows of $19.1 million and pay down approximately $12.5 million of debt.

Turning to 2005, we believe the primary challenges of customer volatility and inventory over-supply experienced throughout the past two years will be less prevalent going forward. However, with the anticipated continuation of increasing fuel prices, we are especially focused on taking specific actions to minimize its impact to our business for 2005 and beyond. We will also be diligent on improving the operational performance of our underperforming or under-utilized facilities with the goal of generating incremental operating cash flows and margins.

This will be a year in which we implement the core strategies aimed at enhancing the value of our products and services by embracing our customer's needs. We have already begun to implement new Pay By Scan and Rapid Inventory Replenishment programs designed to improve live plant margins and sales volume for our customers. We believe these programs exemplify our strategic goal to better align our interests with the interests of our customers and will only continue to strengthen our relationships with them.

The foreseeable future involves continued challenges with cost pressure from the petroleum industry and the continuing consolidation of the retail segment. However, these encumbrances will be mitigated by a growing gardening population, which has been primarily driven by demographic changes and the recent increase in homeownership. We must maximize our strengths by maintaining a key focus on the fundamentals that drive our business as well as our financial performance and not lose sight of our three primary goals of:

- improving operating cash flows and margins,
- strengthening customer relationships,
- and reducing outstanding debt.

We understand the work ahead and we are prepared to embark on 2005 with confidence knowing the best people in the industry are Hines employees; working to meet our customer's needs, optimizing our financial performance and delivering value for our shareholders.

Sincerely,

Robert A. Ferguson
Chief Executive Officer and President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File Number: 0-24439

HINES HORTICULTURE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**33-0803204**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

12621 Jeffrey Road, Irvine, California 92620
(Address of principal executive offices) (Zip Code)

(949) 559-4444
http://www.HinesHorticulture.com

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $.01 per share

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

As of June 30, 2004, the aggregate market value of the registrant's voting common stock held by non-affiliates of the registrant was approximately $46.4 million.

As of March 21, 2005, there were 22,072,549 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's Proxy Statement prepared in connection with the 2005 Annual Meeting of Stockholders are incorporated in Part III hereof by reference.

HINES HORTICULTURE, INC.

TABLE OF CONTENTS

HINES HORTICULTURE, INC.

CAUTIONARY STATEMENT FOR PURPOSES OF THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report contains forward-looking statements. Hines Horticulture, Inc. desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward-looking statements. Several important factors, in addition to the specific factors discussed in connection with such forward-looking statements individually, could affect the future results of Hines Horticulture, Inc. and could cause those results to differ materially from those expressed in the forward-looking statements contained herein.

Hines Horticulture, Inc.'s estimated or anticipated future results, products and service performance or other non-historical facts are forward-looking and reflect our management's current perspective of existing trends and information. These statements involve risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the continued ability of Hines Horticulture, Inc. to access water, the impact of growing conditions, risks associated with customer concentration, adverse weather conditions, seasonality, government regulations, loss of key employees, general economic conditions, general agricultural risks including risks associated with plant disease and pests and sudden oak death, increases in operating costs, the impact of competition, the ability to obtain future financing or to satisfy payment obligations under existing financing, limitations of Hines Horticulture, Inc.'s substantial leverage and debt restrictions and other risks and uncertainties described from time to time in Hines Horticulture, Inc.'s Securities and Exchange Commission filings.

Therefore, Hines Horticulture, Inc. wishes to caution each reader of this report to consider carefully these factors as well as the specific factors discussed with each forward-looking statement in this report and disclosed in its filings with the Securities and Exchange Commission as such factors, in some cases, have affected, and in the future (together with other factors) could affect, the ability of Hines Horticulture, Inc. to implement its business strategy and may cause actual results to differ materially from those contemplated by the statements expressed herein.

We assume no obligation to update any of the forward looking statements after the date of the Form 10-K.

We maintain an Internet website at http://www.hineshorticulture.com (this uniform resource locator, or URL, is an inactive textual reference only and is not intended to incorporate our website into this Form 10-K). We file our reports with the Securities and Exchange Commission (the "SEC") and make available, free of charge, on or through this website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our reports filed with, or furnished to, the SEC are also available directly at the SEC's website at http://www.sec.gov.

Any of the materials we file with the SEC may also be read and copied at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Information on the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

ITEM 1. BUSINESS

Introduction

Hines Horticulture, Inc. ("Hines," the "Company," "we," "our" or "us"), a Delaware corporation, currently produces and distributes horticultural products through its wholly owned subsidiaries, Hines Nurseries, Inc. ("Hines Nurseries") and Enviro-Safe Laboratories, Inc. Unless otherwise specified, references to "Hines" or the "Company" refer to Hines Horticulture, Inc. and its subsidiaries.

Hines is a leading national supplier of ornamental shrubs, color plants and container-grown plants with 13 commercial nursery facilities located in Arizona, California, Florida, Georgia, New York, Oregon, Pennsylvania, South Carolina and Texas. Hines markets its products to retail and commercial customers throughout the United States and Canada. Hines produces approximately 4,900 varieties of ornamental shrubs and color plants. Hines sells to more than 2,000 retail and commercial customers, representing more than 8,700 outlets throughout the United States and Canada.

On March 27, 2002, the Company completed the sale of its growing media business, Sun Gro Horticulture, Inc. and its wholly owned subsidiary, Sun Gro Horticulture Canada Ltd. (collectively known as "Sun Gro") to Sun Gro Horticulture Income Fund, a newly-established Canadian income fund. The assets sold included 14 facilities located across Canada and the United States and control of approximately 50,000 acres of peat bogs in Canada. We will no longer harvest, produce or sell peat moss or other growing media soil mixes. We received net proceeds of approximately $125 million from the sale, the majority of which were used to pay down outstanding bank debt.

The Company's Consolidated Financial Statements included in this Annual Report on Form 10-K reflect the financial position, results of operations and cash flows of the Sun Gro business as "discontinued operations." In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 ("SFAS No. 144"), "Accounting for the Impairment or Disposal of Long-lived Assets," the Company's Consolidated Financial Statements have been restated to reflect the financial position, results of operations and cash flows of the Sun Gro business as "discontinued operations."

History

Ownership

James W. Hines Sr. in San Gabriel, California founded Hines in 1920. Hines was a family owned business until its acquisition by the Weyerhauser Company in 1976. Hines was sold in 1990 to a private investment group and certain members of our management. In August 1995, Hines was acquired by Madison Dearborn Capital Partners, L.P. ("MDCP"), a private equity investment firm and certain members of our management. On June 22, 1998, Hines completed an initial public offering of 5.1 million shares of its Common Stock.

Acquisitions

Hines has completed a number of acquisitions since 1994 to expand and diversify its operations, which complement the Company's existing operations and enhance its current product offerings.

The following table sets forth information with respect to these acquisitions exclusive of the acquisitions related to Sun Gro:

Date	Acquired Company	Purchase Price	Location	Principal Products
March 2000	Lovell Farms	$100.9 million	Florida and Georgia	Color bedding plants
January 2000	Willow Creek	$20.5 million	Arizona	Color bedding plants
September 1999	Atlantic	$30.1 million	New York and Pennsylvania	Flowering potted plants and color bedding plants
December 1997	Bryfogle's	$19.0 million	Pennsylvania	Color bedding plants
October 1997	Pacific Color	$1.7 million	California	Color bedding plants
November 1996	Flynn	$11.7 million	California	Ornamental plants and flowering color plants
August 1996	Iverson	$10.3 million	South Carolina	Perennial flowers and plants
January 1995	OGP	$17.6 million	Oregon	Ornamental, cold-tolerant plants and flowering color plants

We have not completed any acquisitions since March 2000.

Business Overview

Hines is one of the largest commercial nursery operations in North America, producing one of the broadest assortments of container-grown plants in the industry. Hines sells its green goods primarily to the retail segment which includes the premium independent garden centers, as well as the leading home centers and mass merchandisers, such as The Home Depot, Lowe's, Wal-Mart and Target.

Hines produces and markets approximately 4,900 varieties of ornamental, container-grown plants grown primarily for outdoor use, most of which are sold under its Hines Nurseries™ and Iverson™ trade names. The Company grows most of its product categories at several of its nurseries. However, the Company emphasizes certain product categories at particular nurseries depending on the growing climate conducive to a particular product and on regional customer needs. Most of Hines' revenues fall into the following variety categories for the years ended December 31:

Product Category	Representative Products	2004	2003	2002
Evergreens				
Broadleafs	Azalea, boxwood, camellia, euonymous, holly	24%	21%	21%
Conifers	Pines, spruce, junipers	7%	7%	7%
Deciduous Plants	Barberry, dogwood, forsythia, spirea	8%	7%	7%
Flowering Color Plants	Perennials, Annual bedding plants, Tropical flowering plants, bulbs	54%	60%	59%
Other	Ferns, trees	7%	5%	6%
		100%	100%	100%

Since 1993, Hines has added numerous plant varieties to its product line. During the past years, Hines has aggressively expanded its offering of flowering color plants. Hines has also successfully developed patio-ready type products, which it markets under the names of Patio Tropics™ and Festival Pots™. These products generally command premium prices and improved profit margins compared with other plants offered by the Company.

Plants (other than annual bedding plants) are produced by propagating young plants called "liners" using cuttings from mature plants. Using propagation techniques for each specific crop with respect to growing media, hormonal stimulation and growing conditions, these cuttings are cultivated into viable liners and are then transplanted into one gallon containers. These plants are placed in the nursery for six to 24 months until they reach certain specified sizes and levels of maturity, according to market demand, and are sold at different price points depending on their size and levels of maturity. During the field growing stages, plants are typically pruned by mechanized pruning machines that are designed for specific plant categories and watered and fertilized by integrated irrigation and fertilization systems, which are closely monitored and regulated to ensure consistency and quality.

The Company's water and fertilizer recycling systems are designed to minimize the costs of these elements and maximize water conservation. Each of the Company's facilities has infrastructure and procedures in place to protect its growing stock from most frost, snow and freezing conditions typically prevailing at these facilities.

To produce annual bedding plants, a nursery either buys and germinates seeds to produce small plants, called "plugs," or purchases plugs from specialized plug producers. The plugs are then transplanted to bedding packs, gallon hanging baskets and containers of various sizes. The growth cycle of color plants is typically less than one year, with many color plants having a growing seasons as short as eight to 16 weeks, allowing certain of the Company's nurseries to produce approximately three to four inventory turns per year. As with ornamental plants, the Company applies controlled watering and fertilizing in order to ensure high quality.

Customers. Our retail customers include home centers, mass merchandisers, independent garden centers and garden center chains. The following table sets forth the estimated percentage of Hines' net sales by customer type for the period indicated:

Customer Type	Years Ended December 31, 2004	2003	2002
Home centers	63%	63%	64%
Mass merchandisers	16	17	17
Independent garden centers	11	10	10
Garden center chains	4	5	5
Re-wholesalers	4	4	3
Landscapers and others	2	1	1
Total	100%	100%	100%

Our management believes the Company enjoys competitive advantages in selling into these channels due to its ability to provide a broad assortment of consistently high quality products in large volumes, its nationwide distribution and its value-added services such as custom labeling, bar-coding, full electronic data interchange and technical support. Our management expects to participate in the overall growth of these channels to a greater extent than its competitors that do not offer such services. Hines' top ten customers accounted for approximately 77%, 78% and 78% of its net sales in 2004, 2003 and 2002, respectively. Hines' largest customer, The Home Depot, accounted for approximately 45%, 47% and 47% of its net sales in 2004, 2003 and 2002, respectively. Hines' next largest customer, Lowe's Companies, Inc., accounted for approximately 16%, 14% and 12% of its net sales in 2004, 2003 and 2002, respectively. No other customer accounts for more than 10% of net sales.

Distribution. Hines distributes its products directly from its nursery sites to its retail customers primarily through common carriers and through the Company's fleet of approximately 180 trucks, 50 of which are owned and the balance of which are leased. The Company believes that common carriers are available to accommodate seasonal delivery peaks. The Company uses a variety of product shipping techniques, such as specialized shelving, protective racks and special loading techniques. Nursery products are distributed nationwide, except color plants, which are typically distributed within a 300-mile radius of each nursery.

Research and Development; Patents and Trademarks. Hines' product sourcing and development yield unique plant varieties, which are marketed under a trade name and patented whenever possible. The Company applies for patents on plant varieties that are significantly different from existing varieties. Differences among plant varieties may include coloration, size at maturity or hardiness in drought or cold conditions. These varieties command higher prices, provide higher unit margins and enhance the Company's reputation as a product innovator. The Company's expenses associated with research and development are not material and are recorded in selling and distribution expenses.

The Company has registered numerous trademarks, service marks and logos used in its businesses in the United States and Canada. In addition, the Company has developed and continues to develop specialty plants for which it holds patents registered with the U.S. Patent and Trademark Office. The Company currently holds 57 patents, with 15 patent applications pending. The Company's management does not believe that the loss of any particular patent would have a material adverse effect on the Company.

Production. Raw materials consist of starter materials, containers and soil mixtures. The Company's management believes that there are alternate sources of supply readily available.

Sales and Marketing. Most of Hines' facilities have separate sales forces, which include a sales manager, in-house customer service representatives, direct sales consultants and various support personnel. As of December 31, 2004, Hines employed approximately 346 direct sales consultants, key account managers, market area managers and merchandisers. National accounts are serviced through "National Account Task Teams" comprised of a senior management member and direct sales personnel from each nursery supplying the account. Hines also markets its products through trade shows, print advertising in trade journals, direct mail promotion and catalogues.

Competition. Competition in the nursery products segment of the lawn and garden industry is based principally on the breadth of product offering, consistent product quality and availability, customer service and price. The nursery products segment is highly fragmented. According to the 2002 Census of Agriculture released in June 2004 by the U.S. Department of Agriculture's National Agricultural Statistics Service, the nursery business is comprised of approximately

60,000 primarily small and regionally based growers. Management believes Hines is one of only two growers able to serve every major regional market in North America, the Company's only national competitor being Monrovia Nursery Company. In each of its markets, Hines competes with regional growers such as Color Spot in the West, Clinton Nurseries in the Northeast, Zelenka Nurseries in the Midwest, Wight Nurseries in the South and many other smaller regional and local growers. Hines' key competitive advantages are its ability to provide consistent, high quality products in large volumes, its nationwide distribution and its value-added services.

Seasonality

Our business is highly seasonal in nature, with most of sales typically occurring in the first half of the year. In particular, our sales are strongest in the second quarter, which corresponds to the Spring gardening season. In 2004, approximately 72% of net sales and approximately 109% of operating profits occurred in the first half of the year. Approximately 54% of net sales and approximately 97% of operating profits occurring in the second quarter of 2004. The table below sets forth the Company's quarterly net sales, as a percentage of total year net sales, for the periods indicated:

	Percentage of Total Net Sales		
	2004	2003	2002
First Quarter	18%	17%	21%
Second Quarter	54	56	54
Third Quarter	15	15	13
Fourth Quarter	13	12	12
	100%	100%	100%

Government Regulation

The Company is subject to certain United States federal, state and local provincial health, safety and environmental laws and regulations regarding the production, storage and transportation of certain products and the disposal of its wastes. The Environmental Protection Agency ("EPA") and similar state and local agencies regulate the Company's operations and activities, including, but not limited to, water runoff and the use of certain pesticides in its nursery operations. In the ordinary course of business, the Company uses substances that are regulated or may be hazardous under environmental laws. The Company does not anticipate that future expenditures for compliance with such environmental laws and regulations will have a material adverse effect on the Company's financial position or results of operations. The Company cannot give any assurance, however, that compliance with such laws and regulations, or compliance with other environmental laws and regulations that may be enacted in the future, will not have an adverse effect on the Company's financial position or results of operations.

Hines obtains certain irrigation water supplied to local water districts from facilities owned and operated by the United States acting through the Department of Interior Bureau of Reclamation ("reclamation water"). Federal reclamation laws and regulations govern the use and price of reclamation water, including availability of subsidized water rates. Hines utilizes reclamation water as one of the water supplies for its Northern California and Oregon facilities. The Company's management believes that the nursery operations are in compliance with applicable regulations and it maintains a continuous compliance program; however, changes in law may reduce availability of, or increase the price of, reclamation water to the Company.

Employees

As of December 31, 2004, the Company employed approximately 3,260 persons. At its peak, an additional 1,680 seasonal employees are employed. All of the Company's employees are non-union, and the Company's management believes that its labor relations are good.

ITEM 2. PROPERTIES

At December 31, 2004, the Company owned approximately 4,360 acres related to its nursery facilities. In addition, the Company leases approximately 1,150 acres related to its nursery facilities (including leases from Blooming Farm, Inc., an affiliated entity). Approximately 4,000 acres were usable for production, with approximately 2,500 acres currently in production. We believe that our owned and leased facilities are sufficient to meet our operating requirements for the foreseeable future.

The Company's current facilities are identified in the table below:

Location	Description	Status
Blairsville, Georgia	43 acre nursery	Owned (a)
Chino Valley, Arizona	59 acre nursery	Owned
Danville, Pennsylvania	154 acre nursery	Leased (b)
Fallbrook, California	261 acre nursery	Owned/leased (c)
Forest Grove, Oregon	1,066 acre nursery	Owned/leased (d)
Fulshear, Texas	450 acre nursery	Owned
Irvine, California	542 acre nursery and headquarters	Leased (e)
Miami, Florida	334 acre nursery	Owned
Newark, New York	37 acre nursery	Owned
Northern California	1,389 acre nursery	Owned (f)
Pipersville, Pennsylvania	60 acre nursery	Owned/leased (g)
San Joaquin Valley, California	57 acre nursery	Owned/leased (h)
Trenton, South Carolina	1,001 acre nursery	Owned/leased (i)
Utica, New York	65 acre nursery	Owned

(a) Blairsville, Georgia is managed by the Miami, Florida location and they are both considered to be a single nursery operation.
(b) 60 acres are year-to-year, 13 acres expire in 2009, 42 acres expire in 2021 and 39 acres expire in 2022.
(c) We own 248 acres and lease 13 acres at this nursery.
(d) We own 721 acres and lease 345 acres at this nursery.
(e) 114 acres expire June 2006 and 140 acres expire December 2006. The lease for the remaining acreage does not expire until December 2010.
(f) The Northern California nursery consists of sites in Allendale, Vacaville and Winters, California.
(g) We own 31 acres and lease 29 acres at this nursery.
(h) The San Joaquin nursery consists of sites in Chowchilla and Madera, California. We own 48 acres and lease 9 acres at this nursery.
(i) We own 941 acres and lease 60 acres at this nursery.

In May 2003, we amended the lease for our 479-acre Irvine, California nursery headquarters. Under the amendment, we agreed to vacate 254 acres covered by the lease in 2006 in exchange for an extension of the term of the lease on 170 acres that was set to expire in September 2003 to December 2010 and the lease of an additional 63 acres contiguous to our existing facility from July 2003 to December 2010. Our landlord also agreed to assist with the costs of developing the new acreage and transition costs of up to $4 million, which include payments of $2 million and percentage rent credits of up to $2 million. The landlord also agreed to assist us with our objective of trying to secure beyond 2010 an acceptable nursery property relatively near our current location in Irvine, California, although we cannot be sure that we will accomplish this objective.

In April 2003, we entered into an option agreement to sell our 168-acre nursery property in Vacaville, California. We entered into the option agreement because the nursery property is located in an area which the city of Vacaville is planning to develop as a residential project. This was subsequently amended in March 2005 to extend the option term to March 1, 2006 contingent upon payments of $1.8 million during the option term. Including $900,000 paid in conjunction with execution of the first amendment, we have received $1.7 million of option payments. The option exercise price is $15.1 million. If the buyer exercises the option, we will be allowed to transition off of the property in three phases from 2005 to 2007. We plan on developing replacement acreage and infrastructure at our 842-acre Winters South facility in Northern California.

ITEM 3. LEGAL PROCEEDINGS

From time to time, the Company is involved in various disputes and litigation matters, which arise in the ordinary course of business. While the litigation process is inherently uncertain and it is possible that the resolution of these disputes and lawsuits may adversely affect the Company's financial position. Our management believes that we are not currently involved in any material legal proceedings and we know of no such proceedings contemplated by governmental authorities.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2004.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER OF PURCHASES OF EQUITY SECTURITIES

The Common Stock of Hines currently trades on The Nasdaq National Market under the symbol "HORT." As of March 2, 2005, there were 78 registered holders of record of the Company's Common Stock. The following table sets forth the quarterly high and low sale prices of our Common Stock as reported on The Nasdaq National Market for the periods indicated:

Fiscal year ending December 31, 2004	High	Low
1st quarter	$5.27	$3.68
2nd quarter	$5.00	$3.88
3rd quarter	$4.35	$2.61
4th quarter	$4.15	$2.70

Fiscal year ending December 31, 2003	High	Low
1st quarter	$2.97	$2.00
2nd quarter	$2.87	$1.51
3rd quarter	$4.34	$1.42
4th quarter	$4.75	$3.55

Hines has not paid dividends on its Common Stock in the past and does not presently plan to pay dividends on the Common Stock. The payment of dividends is restricted under the terms of the Company's senior credit agreement and senior subordinated note indenture. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

The Company currently maintains its 1998 Long-Term Equity Incentive Plan (the "1998 Stock Plan") under which Common Stock is authorized for issuance to employees and directors upon the exercise of options. The Company's stockholders have approved this plan. As of December 31, 2004, the Company did not have outstanding any options, warrants or rights under any other equity compensation plan. The following table provides aggregate information regarding the shares of Common Stock that may be issued upon the exercise of options, warrants and rights under all of the Company's equity compensation plans as of December 31, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
1998 Long-Term Equity Incentive Plan	1,067,923	$ 6.15	2,521,287
Equity compensation plans not approved by security holders:	-	$ -	-
Total	1,067,923		2,521,287

Excluded from the above table are the warrants issued on November 28, 2000 to Madison Dearborn Capital Partners, L.P.

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data presented below as of the end of and for each of the years in the five-year period ended December 31, 2004 have been derived from the consolidated financial statements of Hines Horticulture and its subsidiaries. The consolidated financial statements as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and the independent registered public accounting firm report thereon (which contains explanatory paragraphs related to the issues discussed in Note 1 to the consolidated financial statements regarding our sale of the assets of our wholly owned subsidiary Sun Gro Horticulture, Inc. on March 27, 2002 and our adoption of the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Disposal of Long Lived Assets"), are included elsewhere in this filing. Certain reclassifications have been made in prior periods' financial statements to confirm to fiscal 2004 classifications.

	Year Ended December 31, (a)				
	2004	2003	2002	2001	2000
	(in thousands, except share data)				
Statement of Operations Data:					
Sales, net	$ 335,168	$ 341,189	$ 339,359	$ 329,048	$ 305,988
Cost of goods sold	170,694	170,750	169,807	158,565	145,048
Gross profit	164,474	170,439	169,552	170,483	160,940
Operating expenses	125,928	125,784	122,338	121,975	113,198
Operating income	38,546	44,655	47,214	48,508	47,742
Other expense, primarily interest expense	24,510	35,223	33,900	38,188	29,071
Provision for income taxes	5,800	3,867	5,456	4,627	8,034
Income from continuing operations (a)	8,236	5,565	7,858	5,693	10,637
Income (loss) from discontinued operations, net of tax (b)	-	4,148	(5,413)	(2,268)	1,801
Cumulative effect of change in accounting principle, net of tax (c)	-	-	(55,148)	-	-
Net income (loss)	$ 8,236	$ 9,713	$ (52,703)	$ 3,425	$ 12,438
Earnings per share:					
Income from continuing operations					
Basic	$ 0.37	$ 0.25	$ 0.36	$ 0.26	$ 0.48
Diluted	$ 0.37	$ 0.25	$ 0.36	$ 0.26	$ 0.48
Net income (loss)					
Basic	$ 0.37	$ 0.44	$ (2.39)	$ 0.16	$ 0.56
Diluted	$ 0.37	$ 0.44	$ (2.39)	$ 0.16	$ 0.56
Weighted average shares outstanding - Basic	22,072,549	22,072,549	22,072,549	22,072,549	22,072,549
Weighted average shares outstanding - Diluted	22,121,182	22,072,549	22,078,012	22,091,208	22,072,549
Summary Cash Flow Data:					
Net cash provided by operating activities	$ 19,115	$ 22,693	$ 29,712	$ 26,551	$ 2,838
Net cash (used in) provided by investing activities	(6,541)	2,464	109,738	(28,886)	(149,761)
Net cash (used in) provided by financing activities	(12,574)	(25,157)	(139,450)	2,335	146,923
Supplemental Data:					
Depreciation and amortization	$ 10,681	$ 9,394	$ 8,565	$ 12,436	$ 10,582
Capital expenditures	5,869	5,589	7,209	18,178	29,686
Ratio of earnings to fixed charges (d)	1.5x	1.3x	1.4x	1.3x	1.6x
Balance Sheet Data (at end of period):					
Cash and cash equivalents	$ -	$ -	$ -	$ -	$ -
Working capital	74,634	61,976	12,051	(41,086)	14,898
Short-term debt	29,328	36,107	90,335	143,159	97,696
Total assets	397,729	402,208	405,812	610,144	599,385
Long-term debt	203,571	209,287	164,829	209,639	251,823
Shareholders' equity	60,966	52,730	41,802	88,745	87,407

Notes to Selected Consolidated Yearly Financial Data
(Dollars in Thousands)

(a) In 2000, the Company acquired the following two companies: Willow Creek (January 14, 2000) and Lovell (March 3, 2000). The financial results include the operations of each acquisition since its respective acquisition date.

(b) On March 27, 2002, we sold Sun Gro, our peat moss and soil mix business, for net proceeds of approximately $125,000, the majority of which we used to repay indebtedness. Our consolidated financial statements in this filing reflect the financial position, results of operations and cash flows of the Sun Gro business as "discontinued operations." In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," we have restated our consolidated financial statements to reflect the financial position, results of operations and cash flows of the Sun Gro business as "discontinued operations." For the year ended December 31, 2003, we recognized a $4,148 gain, net of tax of $2,784, from the sale. For the year ended December 31, 2002, we recognized a $5,562 loss, net of tax of $10,729, from the sale and a $149 gain, net of tax of $287, from the operations through the date of the sale. For the years ended December 31, 2001 and 2000, the (loss) income from discontinued operations of $(2,268) and $1,801, respectively, represents the income (loss) from the operations of those periods.

(c) The cumulative effect of change in accounting principle for the year ended December 31, 2002 of $55,148, net of tax of $23,609, represents the goodwill impairment charge resulting from the Company's adoption of SFAS No. 142.

(d) The ratio of earnings to fixed charges is unaudited for all periods presented. For the purpose of calculating the ratios of earnings to fixed charges, earnings consist of net income (loss) plus income taxes and fixed charges, and exclude the cumulative effect of a change in accounting principle. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs and the estimated portion of rental expenses deemed a reasonable approximation of the interest factor.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included in Item 8 of this Annual Report on Form 10-K. In addition to historical information, this discussion contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated by these forward looking statements due to factors, including but not limited to, those set forth under "Risk Factors" and elsewhere in this Form 10-K. We assume no obligation to update any of the forward-looking statements after the date of this Form 10-K.

Overview

We are a leading national supplier of ornamental shrubs, color plants and container-grown plants with 13 commercial nursery facilities located in Arizona, California, Florida, Georgia, New York, Oregon, Pennsylvania, South Carolina and Texas. We produce approximately 4,900 varieties of ornamental shrubs and color plants and we sell to more than 2,000 retail and commercial customers, representing more than 8,700 outlets throughout the United States and Canada. Hines Horticulture, Inc. produces and distributes horticultural products through its wholly-owned subsidiaries, Hines Nurseries and Enviro-Safe Laboratories, Inc.

Refinancing

On September 30, 2003, we refinanced substantially all of our outstanding debt (the "Refinancing"), which included the issuance of $175.0 million of 10.25% Senior Notes ("Notes") due in 2011 and an amended and restated Senior Credit Facility ("Senior Credit Facility") that expires in 2008. Our Senior Credit Facility consists of a revolving facility with availability of up to $145.0 million (subject to certain borrowing base limits) and a term loan facility of up to $40.0 million. Our Refinancing enabled us to extend the maturity of our previous debt, which we believe will provide us with greater financial and operating flexibility in the future. For additional information concerning our Notes and Senior Credit Facility, see "Liquidity and Capital Resources."

Discontinued Operations

In March 2002, we completed the sale of Sun Gro Horticulture, which we refer to as Sun Gro, to a newly established Canadian income fund. We received net proceeds of approximately $125.0 million from the sale, which includes the tax refunds from the Canadian Customs & Revenue Authority ("CCRA") recorded in the fourth quarter of 2002 and third quarter of 2003, the majority of which were used to pay down outstanding indebtedness. As a result of the sale of Sun Gro, we no longer harvest or produce peat moss or other growing soil mixes. Our consolidated financial statements included in this Form 10-K for 2003 and 2002 reflect the financial position, results of operations and cash flows of Sun Gro as discontinued operations.

United States Tax Matters

As a result of our business activities, we qualify for a special exception under the U.S. federal tax code that allows us to use the cash method of accounting for federal income tax purposes. Under the cash method, sales are included in taxable income when payments are received and expenses are deducted as they are paid. We derive significant tax benefits by being able to deduct the cost of inventory as the cost is incurred. As a result of our ability to utilize the cash method of accounting, we have historically generated net operating losses for federal income tax purposes and have not been required to pay cash income taxes. At December 31, 2004, we had $29.7 million in net operating loss carryforwards for federal income tax purposes. In addition, we had approximately $27.8 million in net operating loss carryforwards for state income tax reporting purposes. Our state net operating losses in certain states begin to expire in 2005.

Based on our current projections, we anticipate that we will incur tax liability and begin paying cash income taxes for federal purposes in 2007. We are currently paying cash income taxes for state income tax purposes in certain states due to the differing rules regarding the utilization of net operating losses.

Although the use of the cash method of accounting for federal income taxes defers the payment of federal income taxes, the deferral of such taxes produces a current liability for accounting purposes. At December 31, 2004, we had a current deferred liability for deferred income taxes of $66.4 million related to the use of the cash method of accounting. The liability is deemed current for accounting purposes because the majority of the items to which this liability relates are comprised of current assets and current liabilities in our balance sheet (such as inventory, accounts receivable and accounts payable). The classification of this liability as a current item, however, does not mean that it is required to be paid within the next twelve months.

Canadian Tax Matters

In connection with the sale of Sun Gro, the CCRA required that approximately $13.1 million Canadian of the gross proceeds from the transaction be withheld in an escrow account pending the determination of whether certain aspects of the sale were taxable for Canadian purposes. The proceeds withheld were not included in the initial measurement of the loss on the sale of Sun Gro. On November 7, 2002, we filed a tax return, submitted a tax payment of $8.2 million Canadian from the escrow funds and submitted a claim for refund on the basis that the transaction is exempt from tax for Canadian purposes. The balance of the escrow funds of $4.9 million Canadian (US $3.1 million) was then remitted to us and was recorded in the fourth quarter of 2002 as an adjustment to the loss on the sale of Sun Gro. On September 30, 2003, the CCRA completed its assessment of our tax return in which it determined that the transaction was exempt from tax for Canadian purposes and issued a refund to us of all tax paid, plus accrued interest. We received the refund check of $8.7 million Canadian (US $6.3 million) on October 2, 2003 and recorded it in the third quarter of 2003 as an adjustment to the loss on the sale of Sun Gro.

Seasonality

Our business is highly seasonal. The seasonal nature of our operations results in a significant increase in our working capital between the growing and selling cycles. As a result, operating activities in the first and fourth quarters use significant amounts of cash, and in contrast, operating activities in the second and third quarters generate substantial cash as we ship inventory and collect accounts receivable. We have experienced, and expect to continue to experience, significant variability in net sales, operating income and net income on a quarterly basis.

Lovell Farms Arbitration Settlement

In connection with the acquisition of Lovell Farms, we agreed, subject to various provisions in the purchase agreement, to make earn-out payments to the sellers ("Claimants") of up to approximately $5.0 million for fiscal 2001 if certain performance thresholds were met. We determined that the thresholds were not met and that no earn-out payment be made. In response to this decision, the Claimants initiated arbitration proceedings, which concluded in May 2004. Going into the hearings, the Claimants demanded that the arbitrator award $5.0 million and payment of their attorney's fees and costs. A final determination was made on July 26, 2004 awarding the Claimants $0.9 million and denying their request for attorney fees and costs. Payment of the $0.9 million increased our goodwill during the third quarter of 2004. Legal defense fees and other costs incurred in connection with the arbitration of $0.5 million have been expensed during the fiscal year ended December 31, 2004.

Phytophthera ramorum or Sudden Oak Death

On September 20, 2004, we announced that our Forest Grove, Oregon facility had suspended the shipment of all plant material known capable of carrying Phytophthora *ramorum*, also know as Sudden Oak Death ("SOD"), as a result of receiving an Emergency Action Notification from the U.S. Department of Agriculture ("USDA") stating that a routine inspection had resulted in a positive detection of the pathogen. After several months of testing, it was determined that only two areas within the nursery had been exposed to the pathogen, which resulted in the destruction of approximately $0.5 million, or 1%, of our Oregon inventory. As a result of a trace forward test, we identified that several customers had received product from the two exposed areas, and accordingly, we agreed to assist them with the destruction of the identified inventory. This resulted in customer credits of approximately $0.3 million and lost sales of approximately $1.0 million. We have also incurred approximately $0.4 million in SOD clean-up costs. On December 20, 2004, the USDA determined that our Forest Grove, Oregon facility was free of SOD and lifted the Emergency Action Notification. As of December 31, 2004, our Forest Grove, Oregon facility and three of our California facilities are SOD-free and are operating under USDA SOD Compliance Agreements. For additional information concerning SOD, see "Risks Related to Our Business."

Pay By Scan

In January 2005, we entered into an agreement with our largest customer to sell a portion of our product under a pay by scan program. Under this program, our customer does not take ownership of the inventory at its stores until the product is scanned at the check out register. Revenue is recorded at the point the store sells our product to its customer. Sales under this program began in February 2005 on a limited basis. It is currently planned to roll out to all stores of this customer by the end of 2005. Annuals and perennials are the only products impacted by this agreement.

Results of Operations

Fiscal Year Ended December 31, 2004 compared to Fiscal Year Ended December 31, 2003

Net Sales. Net sales of $335.2 million for the fiscal year ended December 31, 2004 decreased $6.0 million, or 1.8%, from net sales of $341.2 million in 2003. The decline in net sales was primarily due to reduced sales volume, partially offset by 2.3% increase in average net unit selling price. Units sold for the fiscal year ended December 31, 2004 decreased 4.3 million, or 3.9%, from units sold in 2003 mainly due to our strategic decision to consolidate and realign our current customer base. Looking at sales from a quarterly perspective:

First quarter net sales in 2004 increased approximately $1.1 million, or 1.9%, from net sales for the comparable period in 2003. The increase in first quarter net sales was due to strong sales of bedding plants and shrubs throughout the Sunbelt markets primarily as a result of favorable weather and our new market strategy. However, net sales slowed at the end of the first quarter as the gardening retailers continued their recent trend of better managing inventory levels by reducing pre-spring stocking orders.

Second quarter net sales in 2004 decreased approximately $8.3 million, or 4.4%, from net sales for the comparable period in 2003. The decline in second quarter net sales was primarily isolated to the Midwest and Southeast markets where consumer demand for color products wavered as a result of excessive rain in May and June. Compounding the effect of the decline in demand was the inability of two of our east coast facilities to transition perennial and annual color plant sales to new customers as part of a strategic decision to consolidate and realign our customer base.

Third quarter net sales in 2004 decreased approximately $0.1 million, or 0.1%, from net sales for the comparable period in 2003. Third quarter net sales in the Sunbelt markets increased $2.9 million as strong spring-like demand continued into July as a result of favorable weather and as we continued to focus on the merchandising of our products. Third quarter shrub sales in these regions also benefited from a successful joint marketing effort with a major customer. Third quarter net sales in the Southeast declined $2.0 million compared to the same period a year ago mainly as a result of hurricanes Charley, Frances, Ivan and Jeanne.

Fourth quarter net sales in 2004 increased approximately $1.2 million, or 2.8%, compared to the fourth quarter in 2003 as we began to see some early signs of recovery in the markets affected by the four hurricanes that hit the Southeast region during the third quarter. In addition, our holiday crop sales were up as a result of incremental store listings in the Southeast.

Gross Profit. Gross profit of $164.5 million for the fiscal year ended December 31, 2004 decreased $6.0 million, or 3.5%, from gross profit of $170.4 million in 2003. As a percentage of net sales, gross profit for the year decreased to 49.1% compared to 50.0% in 2003. The decline in gross profit was mainly due to the decline in net sales volume, which mainly resulted from lower customer demand in the second quarter and the impact of the four major hurricanes during the third quarter. The decline in gross profit margin was due to higher labor costs, fuel costs and scrap rates on bedding plants, partially offset by a 2.3% increase in average net unit selling price.

Selling and Distribution Expenses. Selling and distribution expenses of $103.0 million for the fiscal year ended December 31, 2004 increased $1.5 million, or 1.4%, from $101.6 million in 2003. Selling expenses increased $2.6 million, or 8.5%, mainly as a result of increased merchandising costs and total SOD remediation costs at our Oregon facility of approximately $0.6 million. Distribution expenses of $69.7 million for the fiscal year ended December 31, 2004 decreased from $70.9 million for the comparable period in 2003. Distribution expense as a percentage of net sales remained consistent at 20.8% for both periods. Improved logistics, increased payloads and better carrier relations have been effective in mitigating rising fuel costs and increased common carrier charges resulting from new trucking regulations.

General and Administrative Expenses. General and administrative expenses of $22.3 million for the fiscal year ended December 31, 2004 decreased $0.3 million, or 1.2%, from $22.6 million in 2003. General and administrative expenses declined as management continues to focus on controlling costs and creating more efficiency.

Other Operating Loss. Other operating expenses of $0.6 million for the fiscal year ended December 31, 2004 decreased $1.0 million, or 63.5%, from $1.6 million in 2003. The decline was due to severance costs associated with the resignation of our former Chief Executive Officer in February of 2003, offset by 2004 legal fees of $0.5 million incurred as a result of the Lovell Farms Arbitration Settlement.

Operating Income. Operating income of $38.5 million for the fiscal year ended December 31, 2004 decreased $6.1 million, or 13.7%, from $44.7 million in 2003. The decline in operating income in 2004 was mainly due to the decrease in gross profit and increase in selling expense, as discussed above.

Other Expenses. Other expenses of $24.5 million for the fiscal year ended December 31, 2004 decreased $10.7 million, or 30.4%, from $35.2 million in 2003. The decline in other expenses was mainly due to the $9.2 million loss on debt extinguishment recognized during the third quarter of 2003 as a result of our Refinancing. The improvement was also due to the impact of the mark to market adjustment on our interest rate swap and a $2.0 million decline in the amortization of deferred financing expenses, partially offset by higher interest expense. For the fiscal year ended December 31, 2004, the mark to market adjustment amounted to income of $4.4 million compared with income of $2.7 million for the same period a year ago. Interest expense increased to $27.2 million from $24.9 million a year ago due to our Refinancing, which shifted more of our revolving debt to higher interest rate fixed-term instruments in order to increase availability under our new revolving credit facility.

Income Tax Provision. Our effective income tax rate was 41.3% and 41.0% for the years ended December 31, 2004 and 2003, respectively. Provision for income taxes was $5.8 million for the fiscal year ended December 31, 2004, compared to $3.9 million in the fiscal year ended December 31, 2003.

Income from Continuing Operations. Income from continuing operations of $8.2 million for the fiscal year ended December 31, 2004 increased $2.7 million, or 48.0%, from $5.6 million in 2003. The increase in income from continuing operations was mainly due to the decline in other expenses, partially offset by operating income, as discussed above.

Income (Loss) from Discontinued Operations. Income from discontinued operations of $4.1 million for the fiscal year ended December 31, 2003, represents the after tax portion of the $6.3 million received as a result of collecting the receivable for withheld Canadian income taxes from the Canadian government, as discussed above in the section entitled "Canadian Tax Matters." The $6.3 million received included the collection of the $5.1 million receivable for previously withheld Canadian income taxes and $1.2 million due to the favorable exchange rate at the time the receivable was collected.

Net Income. Net income of $8.2 million for the fiscal year ended December 31, 2004 decreased by $1.5 million, or 15.2%, from $9.7 million for the comparable period in 2003 as a result of the decline in operating income and change in income (loss) from discontinued operations, partially offset by the improvements in other expenses, as discussed above.

Fiscal Year Ended December 31, 2003 compared to Fiscal Year Ended December 31, 2002

Net Sales. Net sales of $341.2 million for the fiscal year ended December 31, 2003 increased $1.8 million, or 0.5%, from net sales of $339.4 million in 2002. The increase was driven primarily by strong sales of patio-ready type products due to improved market penetration in the Midwest and Northeast markets, increased sales of bedding plants in the South, and expanded sales of shrubs and perennials in the Rocky Mountain and Midwest markets. These increases were partially offset by the soft retail environment we experienced during the first quarter of 2003 and sluggish sales during the first six months of the year in the Midwest and Northeast resulting from cold, wet weather that persisted late into Spring. Sales were also down for bedding plants in Colorado and the Southwest during the period, primarily due to overcapacity in the market.

Gross Profit. Gross profit of $170.4 million for the fiscal year ended December 31, 2003 increased $0.9 million, or 0.5%, from gross profit of $169.6 million in 2002 due mainly to higher sales as discussed above. As a percent of net sales, gross profit in 2003 remained unchanged at 50.0% from 2002. Better inventory management through our store service programs and certain changes in product mix improved our gross margins throughout the year. However, during the second half of the year, increased scrap rates for bedding plants and the need for selective price discounting countered any increase in year over year gross margins.

Selling and Distribution Expenses. Selling and distribution expenses of $101.6 million for the fiscal year ended December 31, 2003 increased $2.4 million, or 2.4%, from $99.2 million in 2002. The increase was due mainly to higher sales and higher distribution costs. Distribution costs increased by $1.8 million, or 2.6%, from 2002 as a result of higher fuel prices and escalating common carrier costs.

General and Administrative Expenses. General and administrative expenses of $22.6 million for the fiscal year ended December 31, 2003 decreased $3.4 million, or 13.1%, from $26.0 million in 2002. The decrease was primarily due to our efforts to control costs, improve efficiencies, and a reduction in salary expense that resulted from the management changes that took place in late 2002 and early 2003, as discussed below.

Other Operating Loss (Income). Other operating expenses of $1.6 million for the fiscal year ended December 31, 2003 primarily represents severances costs associated with the resignation of our former Chief Executive Officer in February of 2003 of $1.2 million and the elimination of certain other positions during the year of $0.4 million. Other operating income of $2.8 million for the fiscal year ended December 31, 2002 primarily represents the net gain from the sale of our property in Hillsboro, Oregon during the first quarter of 2002.

Operating Income. Operating income of $44.7 million for the fiscal year ended December 31, 2003 decreased $2.6 million, or 5.4% from $47.2 million in 2002. This decline was primarily due to the change in other operating loss, severance costs and the increase in selling and distribution costs offset by the decline in general and administrative expenses. As a percentage of net sales, operating income decreased to 13.1% from 13.9%.

Other Expenses. Other expenses of $35.2 million for the fiscal year ended December 31, 2003 increased $1.3 million, or 3.9%, from $33.9 million in 2002. The increase was mainly due to the $9.2 million loss on debt extinguishment during the third quarter. This loss was partially offset by the impact of the mark to market adjustment on our interest rate swap and lower interest expense during 2003. Financing costs for 2003 included income of $2.7 million relating to the fair value adjustment of the interest rate swap agreement compared with a loss of $2.6 million in 2002. Interest expense for the fiscal year ended December 31, 2003 decreased by $0.3 million from 2002.

Income Tax Provision. Our effective income tax rate for the fiscal year ended December 31, 2003 was 41.0%, unchanged from 2002.

Income from Continuing Operations. Income from continuing operations of $5.6 million for the fiscal year ended December 31, 2003 decreased $2.3 million, or 29.1%, from $7.9 million in 2002. The decrease was due primarily to the changes affecting operating income and other expenses, as discussed above.

Income (Loss) from Discontinued Operations. Income from discontinued operations of $4.1 million for the fiscal year ended December 31, 2003, represents the after tax portion of the $6.3 million received as a result of collecting the receivable for withheld Canadian income taxes from the Canadian government, as discussed above in the section entitled "Canadian Tax Matters." The $6.3 million received included the collection of the $5.1 million receivable for previously withheld Canadian income taxes and $1.2 million due to the favorable exchange rate at the time the receivable was collected. The loss from discontinued operations of $5.4 million in 2002 is from the sale of Sun Gro, as discussed above in the section entitled "Discontinued Operations."

Cumulative Effect of Change in Accounting Principle. The cumulative effect of change in accounting principle of $55.1 million for the fiscal year ended December 31, 2002 represents the goodwill impairment charge, net of tax, resulting from our adoption of SFAS No. 142. We valued both the tangible and intangible assets and liabilities as of January 1, 2002. The difference between the implied fair value of goodwill and the book value goodwill led to a pre-tax charge of $78.8 million. A $23.6 million tax benefit was recorded in connection with the charge. Our measurement of the fair value of the goodwill was based on the market capitalization of our common stock over a reasonable period of time, including a control premium. Accordingly, the primary factor contributing to the impairment charge was the overall deterioration in our stock price and our substantial leverage. There was no comparable charge in 2003.

Liquidity and Capital Resources

Our primary sources of liquidity are funds generated by operations and borrowings under our Senior Credit Facility. The seasonal nature of our operations results in significant fluctuation in certain components of working capital (primarily accounts receivable and inventory) during the growing and selling cycles. As a result, operating activities during the first and fourth quarters use significant amounts of cash, and in contrast, operating activities for the second and third quarters generate substantial cash as we ship inventory and collect accounts receivable.

Net cash provided by operating activities was $19.1 million for the fiscal year ended December 31, 2004 compared to $22.7 million for 2003. The decrease in cash provided by operating activities was mainly due to a decline in gross profit and an increase in working capital in 2004. The decline in gross profit was due to lower sales volume, increased costs and higher scrap rates on bedding plants. The increase in working capital was primarily related to an increase in inventory, which resulted from a lower inventory turn rate and higher current year production costs. Improved customers collections partially offset the decline in net cash provided by operating activities.

Net cash used in investing activities was $6.5 million for the fiscal year ended December 31, 2004 compared to net cash provided by investing activities of $2.5 million for 2003. The change in cash (used in) provided by investing activities was mainly due to the tax refund check of $6.3 million received from the CCRA during the fourth quarter of 2003 for the sale of Sun Gro, see "Canadian Tax Matters" for more details. We also received approximately $2.0 million in one-time leasehold incentives in 2003 in accordance with our renegotiated Irvine lease agreement.

Our capital expenditures were $5.9 million for the fiscal year ended December 31, 2004 compared to capital expenditures of $5.6 million in 2003. The capital expenditures for the fiscal year ended December 31, 2004 primarily included the purchase of nursery related machinery and equipment.

Net cash used in financing activities was $12.6 million for the fiscal year ended December 31, 2004 compared to $25.2 million for 2003. The improvement in net cash used in financing activities was primarily related to the impact of the Refinancing during the third quarter of 2003. As part of the Refinancing during the third quarter of 2003, proceeds from the issuance of new debt helped to offset the repayments of existing debt, the payment of deferred financing fees and the early redemption premium on the 12.75% senior subordinated notes.

We typically draw down our revolving credit facilities in the first and fourth quarters to fund our seasonal inventory buildup and seasonal operating expenses. Approximately 72% of our sales occur in the first half of the year, generally allowing us to reduce borrowing under our revolving credit facilities in the second and third quarters. On December 31, 2004, we had $23.6 million of borrowings under our new working capital revolver, resulting in unused borrowing capacity of $53.2 million after applying the borrowing base limitations to our available borrowings.

At December 31, 2004, we had total indebtedness outstanding of $232.9 million.

Off Balance Sheet Arrangements

We do not have any off balance sheet financing or any financial arrangements with related parties, other than operating leases. The following table discloses aggregate information about our contractual obligations and commercial commitments as of December 31, 2004.

		Payments Due by Period			
Contractual Cash Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
		(in millions)			
Term loan facility	$ 34.3	$ 5.7	$ 28.6	$ -	$ -
Revolving facility	23.6	23.6	-	-	-
Senior notes	175.0	-	-	-	175.0
Interest	134.0	21.4	61.7	35.9	15.0
Operating leases	17.3	4.5	5.6	1.1	6.1
Total	$ 384.2	$ 55.2	$ 95.9	$ 37.0	$ 196.1

We believe that cash generated by operations and from borrowings expected to be available under our Senior Credit Facility will be sufficient to meet our anticipated working capital, capital expenditures and debt service requirements for at least the next twelve months.

The following is a summary of certain material terms of our Senior Credit Facility and Hines Nurseries' 10.25% Senior Notes due 2011.

Our Senior Credit Facility

We entered into our Senior Credit Facility on September 30, 2003. Hines Nurseries and its domestic operating subsidiaries are borrowers under the Senior Credit Facility. The credit facility consists of (i) a revolving facility with availability of up to $145 million (subject to borrowing base limits) and (ii) a term loan facility of up to $40 million. The revolving facility also permits us to obtain letters of credit up to a sub-limit. The term loan facility was drawn down in full in connection with our Refinancing. The Senior Credit Facility matures on September 30, 2008.

Guarantees; Collateral. Obligations under the Senior Credit Facility are guaranteed by us and any of our domestic subsidiaries that are not borrowers under the new credit facility. Borrowings under the Senior Credit Facility are collateralized by substantially all of our assets.

Restrictions; Covenants. The Senior Credit Facility places various restrictions on Hines Nurseries and its subsidiaries, including, but not limited to, limitations on our ability to incur additional debt, pay dividends or make distributions, sell assets or make investments. The Senior Credit Facility specifically restricts Hines Nurseries and its subsidiaries from making distributions to Hines Horticulture. Distributions to Hines Horticulture are limited to (i) payments covering customary general and administrative expenses, not to exceed $0.5 million in any fiscal year, (ii) payments to discharge any consolidated tax liabilities, (iii) and payments, not to exceed as much as $8.3 million in any fiscal year or $9.3 million over the term of the Senior Credit Facility, to enable Hines Horticulture to repurchase its own outstanding common stock from holders other than our majority shareholder. Dividends to Hines Horticulture are disallowed under the Senior Credit Facility.

The Senior Credit Facility requires Hines Nurseries and its subsidiaries to meet specific covenants and financial ratios, including a minimum fixed charge coverage test, a maximum leverage test and a maximum capital expenditure test. The Senior Credit Facility contains customary representations and warranties and customary events of default and other covenants. As of December 31, 2004, we were in compliance with all covenants.

Interest Rate; Fees. The interest rate on the loans under the Senior Credit Facility may be, at our option, prime rate loans or London Inter Bank Offering Rate ("LIBOR") rate loans. Prime rate loans under the revolving loan facility bear interest at the prime lending rate plus an additional amount that ranges from 0.75% to 1.75%, depending on our consolidated leverage ratio. Prime rate loans under the term loan bear interest at the prime lending rate plus an additional amount that ranges from 1.25% to 2.25%, depending on our consolidated leverage ratio. Currently, the applicable margin for prime rate loans is (i) 1.75% for the new revolving loan facility and (ii) 2.25% for the new term loan.

LIBOR rate loans under the revolving loan facility bear interest at the LIBOR rate plus an additional amount that ranges from 1.75% to 2.75%, depending on our consolidated leverage ratio. LIBOR rate loans under the new term loan bear interest at the LIBOR rate plus an additional amount that ranges from 2.25% to 3.25%, depending on our consolidated leverage ratio. Currently, the applicable margin for LIBOR rate loans is (i) 2.75% for the new revolving loan facility and (ii) 3.25% for the new term loan. In addition to paying interest on outstanding principal, we are required to pay a commitment fee on the daily average unused portion of the revolving facility which will accrue from the closing date based on the utilization of the revolving facility.

Borrowing Base. Availability of borrowing under the revolving facility are subject to a borrowing base consisting of the sum of (i) 85% of eligible accounts receivable plus (ii) the lesser of (x) up to 55% of eligible inventory or (y) 85% of the appraised net orderly liquidation value of eligible inventory.

We must deliver borrowing base certificates and reports at least monthly. The borrowing base also may be subject to certain other adjustments and reserves to be determined by the agent. Eligible accounts receivable of both The Home Depot, our largest customer, and Lowe's Companies, Inc., our second largest customer, may not exceed 30% of total eligible accounts receivable at any time.

Repayment. Under the terms of the Senior Credit Facility, no principal payments were due for the term loan in 2003. Amortization payments of $1.9 million on the term loan will be required at the end of our second, third and fourth fiscal quarters which began on June 30, 2004, with the full remaining balance payable on the last installment date. Subject to certain exceptions, 100% of the net cash proceeds we receive from certain asset dispositions and issuances of debt, 50% of the net cash proceeds we receive from issuances of equity and 25% of excess cash flow (beginning in 2004) are required to be applied to repay the term loan facility and are to be applied on a pro rata basis to all scheduled installments of the term loan facility. The Senior Credit Facility may also be voluntarily prepaid at any time without premium or penalty.

Our Senior Notes

On September 30, 2003, Hines Nurseries issued $175.0 million of Senior Notes that mature on October 1, 2011. The Senior Notes bear interest at the rate of 10.25% per annum and will be payable semi-annually in arrears on each April 1 and October 1, which commenced on April 1, 2004.

Guarantees. Hines Horticulture and each of its domestic subsidiaries, subject to certain exceptions, has, jointly and severally, fully and unconditionally guaranteed, on a senior unsecured basis, the obligations of Hines Nurseries under the Notes.

Redemption. Prior to October 1, 2006, up to 35% of the aggregate principal amount of the Senior Notes may be redeemed with the net cash proceeds from one or more public equity offerings, at our option, at a redemption price of 110.250% of the principal amount thereof plus accrued interest, if any, to the date of redemption. On or after October 1, 2007, we are entitled, at our option, to redeem all or a portion of the Senior Notes at redemption prices ranging from 100.000% to 105.125%, depending on the redemption date, plus accrued and unpaid interest.

Restrictions. The indenture pursuant to which the Senior Notes were issued imposes a number of restrictions on Hines Nurseries and our other subsidiaries. Subject to certain exceptions, we may not incur additional indebtedness, make certain restricted payments, make certain asset dispositions, incur additional liens or enter into significant transactions. A breach of material term of the indenture or other material indebtedness that results in acceleration of the indebtedness under the Notes also constitutes an event of default under our Senior Credit Facility.

Repurchase on a Change in Control. The Senior Notes contain a put option whereby the holders have the right to put the Notes back to us at 101.000% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest if a change of control occurs.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We believe that the following areas represent our most critical accounting policies related to actual results that may vary from those estimates.

Revenue Recognition. We record revenue, net of sales discounts and allowances, when all of the following have occurred: an agreement of sale exists, product delivery and acceptance has occurred and collection is reasonably assured.

Sales Returns and Allowances. Amounts accrued for sales returns and allowance are maintained at a level believed adequate by management to absorb probable losses in the trade receivable due to sales discounts and allowances. The provision rate is established by management using the following criteria: past sales returns experience, current economic conditions and other relevant factors. The rate is re-evaluated on a quarterly basis. Provisions for sales discounts and allowances charged against income increase the allowance. We record revenue, net of sales discounts and allowances, when the risk of ownership is transferred to the customer. Allowances are provided at the time revenue is recognized in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists."

Allowance For Doubtful Accounts. The allowance for doubtful accounts is maintained at a level believed by management to adequately reflect the probable losses in the trade receivable due to customer defaults, insolvencies or bankruptcies. The provision is established by management using the following criteria: customer credit history, customer current credit rating and other relevant factors. The provision is re-evaluated on a quarterly basis. Provisions to bad debt expense charged against income increase the allowance. All recoveries on trade receivables previously charged off are credited to the accounts receivable recovery account charged against income, while direct charge-offs of trade receivables are deducted from the allowance.

Accounting For Goodwill Impairment. On January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." In accordance with this standard, goodwill has been classified as indefinite-lived assets no longer subject to amortization. Indefinite-lived assets are subject to impairment testing upon adoption of SFAS No. 142 and at least annually thereafter. In accordance with SFAS No. 142, this involves a two step process. First, we must determine if the carrying amount of equity exceeds the fair value based upon the quoted market price of our common stock. If we determine that goodwill may be impaired, we compare the "implied fair value" of the goodwill, as defined by SFAS No. 142, to its carrying amount to determine the impairment loss, if any. The initial impairment analysis was completed in the fourth quarter of 2002. We recorded a non-cash charge of $55.1 million, net of tax, to reduce the carrying value of our goodwill. We have recognized this impairment charge as a cumulative effect of change in accounting principle. Upon completing the annual impairment analysis in the fourth quarter of fiscal 2004, it was determined that a change for impairment was not required.

Accrued Liabilities. Accrued liabilities include amounts accrued for expected claims costs relating to our insurance programs for workers' compensation and auto liabilities. We have large deductibles for these lines of insurance, which means we must pay the portion of each claim that falls below the deductible amount. Our expected claims costs are based on an actuarial analysis that considers our current payroll and automobile profile, recent claims history, insurance industry loss development factors and the deductible amounts. We accrue our expected claims costs for each year on a ratable monthly basis with a corresponding charge against income. Management reviews the adequacy of the accruals at the end of each quarter. The accruals for the expected costs relating to our insurance programs for workers' compensation and auto liabilities are maintained at levels believed by our management to adequately reflect our probable claims obligations.

Accounting Pronouncements Adopted

In December 2004, the FASB issued FASB Staff Position 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" ("FSP 109-1"). FSP 109-1 provides a special deduction on qualified production activities in accordance with FASB Statement No. 109 and that the special deduction should be considered by an enterprise in (a) measuring deferred taxes when graduated tax rates are a significant factor and (b) assessing whether a valuation allowance is necessary as required by FASB Statement No. 109. FSP 109-1 is effective upon its issuance. The adoption of FSP109-1 did not have a material impact on our consolidated financial statements.

New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are in the process of evaluating the impact of SFAS No. 151 on our financial statements and will adopt the provisions of this statement in the first quarter of fiscal 2006.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123R), which replaces SFAS No. 123 and supercedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123R addresses the accounting for transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options and restrictive stock grants and units, to be recognized as a compensation cost based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. We are required to adopt SFAS No. 123R no later than July 3, 2005. Under SFAS No. 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS No. 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We are evaluating the requirements of SFAS No. 123R and expect that the adoption of SFAS No. 123R to have a material impact on our consolidated results of operations.

Effects of Inflation

Management believes the Company's results of operations have not been materially impacted by inflation over the past three years.

Risk Factors

You should carefully consider and evaluate all of the information in this Form 10-K, including the risk factors listed below. The risks described below are the ones we currently deem material, but they may not be the only risks facing our company. Additional risks not now known to us or that we currently deem immaterial may also impair our business operations.

If any of these risks actually occur, our business could be materially harmed. If our business is harmed, the trading price of our common stock could decline.

This Form 10-K also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Form 10-K. We undertake no duty to update any of the forward-looking statements after the date of this Form 10-K.

Risks Related to Our Capital Structure

We have a substantial amount of debt outstanding, which could hurt our future prospects and prevent us from fulfilling our debt obligations.

We have a significant amount of debt outstanding. As of December 31, 2004, we had total consolidated debt outstanding of $232.9 million. This debt may have several important consequences as it could:

- make it more difficult for us to satisfy our obligations, including making scheduled interest payments under the Senior Notes and other debt obligations;
- limit our ability to obtain additional financing;
- increase our vulnerability to adverse general economic conditions, including changes in interest rates and things in commercial nursery industry conditions, including changes in interest rates;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for other purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the commercial nursery industry; and
- place us at a competitive disadvantage compared to our competitors that have less debt.

The terms of our debt may limit our ability to plan for or respond to changes in our business.

Our Senior Credit Facility and the indenture governing the Senior Notes issued by Hines Nurseries contain covenants that restrict our ability to, among other things:

- incur additional debt or issue certain preferred stock;
- pay dividends or distributions on, or redeem or repurchase, capital stock;
- create liens or negative pledges with respect to our assets;
- make investments, loans or advances;
- make capital expenditures;
- issue, sell or allow distributions on capital stock of specified subsidiaries;
- enter into sale and leaseback transactions;
- prepay or defease specified debt;
- enter into transactions with affiliates;
- enter into specified hedging arrangements;

- merge, consolidate or sell our assets; or
- engage in any business other than the commercial nursery business.

These covenants may affect our ability to operate our business, may limit our ability to take advantage of business opportunities as they arise and may adversely affect the conduct of our current business. A breach of a covenant in our debt instruments could cause acceleration of a significant portion of our outstanding indebtedness.

Repayment of the principal of the Senior Notes and our other debt may require additional financing. We are not certain of the source or availability of any such financing at this time.

Our anticipated operating cash flows will not be sufficient to repay the principal of the Senior Notes issued by Hines Nurseries and our other debt. Accordingly, in order to pay the principal of the Senior Notes and our other debt, we will be required to refinance our debt, sell our equity securities, sell our assets or take other actions. The foregoing actions may not enable us to pay the principal of the Senior Notes or such other debt or may not be permitted by the terms of our debt instruments then in effect.

Risks Related to Our Business

Our production of plants may be adversely affected by a number of agricultural factors beyond our control.

Our production of plants may be adversely affected by a number of agricultural risks, including disease, pests, freezing conditions, snow, drought or other inclement weather, and improper use of pesticides or herbicides. These factors could cause production difficulties which could damage or reduce our inventory, resulting in sales, profit and operating cash flow declines, which could be material.

Increases in water prices or insufficient availability of water could adversely affect our plant production, resulting in reduced sales and profitability.

Plant production depends upon the availability of water. Our nurseries receive their water from a variety of sources, including on-site wells, creeks, reservoirs and holding ponds, municipal water districts and irrigation water supplied to local districts by facilities owned and operated by the United States acting through the Department of Interior Bureau of Reclamation. The loss or reduction of access to water at any of our nurseries could have a material adverse effect on our business, results from operations and operating cash flows. In addition, increases in our costs for water could adversely impact our profitability and operating cash flows.

Our nursery in Arizona receives its water from on-site wells. Under Arizona's Groundwater Management Act, these wells have been issued "grandfathered non-irrigation water" permits, which limit the amount of groundwater we can use. The availability of water depends on the groundwater aquifer, which at this time, we believe is adequate to supply our needs for this nursery as it is currently operated.

Our Northern California and Oregon nurseries rely primarily on surface water supplies and, therefore, may experience fluctuations in available water supplies and serious reductions in their supplies of surface water in the event of prolonged droughts. If such reductions occur, those nurseries would have to rely on backup water supplies which are more costly than surface water supplies.

The use and price of water supplied by facilities owned and operated by the Bureau of Reclamation, including availability of subsidized water rates, is governed by federal reclamation laws and regulations. Such water is used at our Northern California nursery and is the source of a substantial majority of the water for our Oregon nursery. While we believe we are in material compliance with applicable regulations and maintain a compliance program, there can be no assurance that changes in law will not reduce availability or increase the price of reclamation water to us. Any such change could have a material adverse effect on our business, financial position, results of operations and operating cash flows.

The reclamation regulations govern who may hold an interest in irrigation lands. Under the reclamation regulations, persons having a direct or indirect beneficial economic interest in us will be treated as "indirect holders" of irrigation land owned by us in proportion to their beneficial interest in us. If any holder of our common stock (whether directly or indirectly through a broker-dealer or otherwise) is ineligible under applicable reclamation regulations to hold an indirect interest in our irrigation land, we may not be eligible to receive reclamation water on this land. Generally, the eligibility requirement of the reclamation regulations would be satisfied by a person:

- who is a citizen of the United States or an entity established under federal or state law or a person who is a citizen of or an entity established under the laws of certain foreign countries (including Canada and Mexico and members of the Organization for Economic Cooperation and Development); and
- whose ownership, direct and indirect, of other land which is qualified to receive water from a reclamation project, when added to such person's attributed indirect ownership of irrigation land owned by us, does not exceed certain maximum acreage limitations (generally, 960 acres for individuals and 640 acres for entities).

While our restated certificate of incorporation contains provisions intended to prohibit ineligible holders of irrigation land from owning our common stock, such provisions may not be effective in protecting our right to continue to use reclamation water.

We face risks associated with sudden oak death. Quarantines of our products or other actions by federal and state regulatory authorities in response to sudden oak death could have a material adverse effect on our business and results of operations.

SOD is caused by a fungus-like pathogen recently identified by scientists in California and named Phytophthora ramorum ("P. ramorum"). Since its appearance in 1995, P. ramorum has killed thousands of coast live oak, black oak, tanoak and Shreve oak in Northern California. P. ramorum can also infect the leaves and branches of other plants referred to as SOD host plants. Currently, 68 plant species grown by commercial nurseries have been identified as SOD hosts.

In February 2004, as part of the SOD National Nursery Survey, the USDA encouraged all states to conduct a survey of nurseries that ship SOD host plants interstate. Accordingly, the California Department of Food & Agriculture ("CDFA") and the USDA conducted joint tests at nurseries located throughout California. On March 9, 2004, two nurseries in California, which we do not own or operate, tested positive for P. ramorum. As a result of these findings certain states declared a quarantine on all plant material coming from California and several others imposed a quarantine on SOD host and associated host plants only.

On March 19, 2004, we took the precautionary measure of voluntarily suspending the shipment of all SOD host plants grown in our California facilities pending the results of the joint CDFA and USDA testing of our facilities. On March 26, 2004, we were notified by the CDFA that all of our California growing facilities had tested negative for P. ramorum. As a result of these findings, the CDFA and the USDA issued SOD Compliance Agreements with our Fallbrook and Irvine facilities, allowing us to ship host and associated host plants interstate, if we meet, and continue to meet, certain inspection requirements. Our Vacaville facility is located in a California regulated county and has continued to operate under the terms of a previous Compliance Agreement with the CDFA and USDA. Its Compliance Agreement requires that potential SOD host plants be inspected and tested monthly during the growing season for the presence of the pathogen.

Currently, our Forest Grove, Oregon facility and all of our California facilities that ship product interstate are SOD-free and are operating under USDA SOD Compliance Agreements. However, if in the future we do test positive for SOD, our products could be subject to quarantine by federal and state regulatory authorities. If this were to occur, we could experience a significant loss of sales and may be required to destroy inventory, which could have a material adverse effect on our business, results from operations, and operating cash flows. Regulatory authorities could also enact restrictive regulations on soil media containing redwood sawdust, a known carrier of SOD, requiring us to modify our current growing procedures as well as develop alternatives to using it. If these restrictions are enacted, we may be unable to successfully develop a cost effective alternative to using redwood sawdust, which could also adversely affect our business, results of operations and operating cash flows.

Because our business is highly seasonal, our revenues, cash flows from operations and operating results may fluctuate on a seasonal and quarterly basis.

Our business is highly seasonal. The seasonal nature of our operations results in a significant increase in our working capital during the growing and selling cycles. As a result, operating activities during the first and fourth quarters use significant amounts of cash, and in contrast, operating activities for the second and third quarters generate substantial cash as we ship inventory and collect accounts receivable. We have experienced, and expect to continue to experience, significant variability in net sales, operating cash flows and net income on a quarterly basis. One significant factor contributing to this variability is weather, particularly on weekends during the peak gardening season in the second quarter. Unfavorable weather conditions during the peak gardening season could have a material adverse effect on our net sales, cash flows from operations and operating income.

Other factors that may contribute to this variability include:

- shifts in demand for live plant products;
- changes in product mix, service levels and pricing by us and our competitors;
- period-to-period changes in holidays;
- the economic stability of our retail customers; and
- our relationship with each of our retail customers.

Because we depend on a core group of significant customers, our sales, cash flows from operations and results of operations may be negatively affected if our key customers reduce the amount of products they purchase from us.

Our top ten customers together accounted for approximately 77% of our net sales in 2004. Our largest customer, The Home Depot, accounted for approximately 45% and our second largest customer, Lowes Companies, Inc. accounted for approximately 16% of our 2004 net sales. We expect that a small number of customers will continue to account for a substantial portion of our net sales for the foreseeable future. We do not have long-term contracts with any of our retail customers, and they may not continue to purchase our products.

The loss of, or a significant adverse change in, our relationship with The Home Depot, Lowes Companies, Inc. or any other major customer could have a material adverse effect on us. The loss of, or a reduction in orders from, any significant retail customers, losses arising from retail customers' disputes regarding shipments, fees, merchandise condition or related matters, or our inability to collect accounts receivable from any major retail customer could have a material adverse effect on us. In addition, revenue from customers that have accounted for significant revenue in past periods, individually or as a group, may not continue, or if continued, may not reach or exceed historical levels in any period.

We face intense competition, and our inability to compete effectively for any reason could adversely affect our business.

Our competition varies by region, each of which is highly competitive. Although many of our largest customers are national retailers, buying decisions are generally made locally by our customers. We compete primarily on the basis of breadth of product mix, consistency of product quality, product availability, customer service and price. We generally face competition from several local companies and usually from one or two regional companies in each of our current markets. Competition in our existing markets may also increase considerably in the future. Some of our competitors may have greater market share in a particular region or market, less debt, greater pricing flexibility or superior marketing or financial resources. Increased competition could result in lower profit margins, substantial pricing pressure, reduced market share and lower operating cash flows. Price competition, together with other forms of competition, could have a material adverse effect on our business, financial position, results of operations and operating cash flows.

Our nursery facility in Irvine, California is entirely on leased land and we do not expect the leases to be extended beyond their current terms.

Our 542-acre nursery facility and headquarters in Irvine, California are entirely on leased land. In 2003 we entered into an amended lease agreement for this facility in which 63 new acres were added and the lease expiration schedule was changed. Under the amended lease agreement, the lease on 114 acres expires on June 30, 2006, the lease on 140 acres expires on December 31, 2006, and the lease on the remaining 288 acres expires on December 31, 2010. We do not expect these leases to be extended beyond their current terms. For the 254 acres that will expire in 2006, we are developing plans to transition a majority of the production to our Allendale, California facility and the remaining production to the parcel recently added to our facility in Irvine. For the 288 acres that will expire at the end of 2010, we will be required to establish new production facilities or transition production to existing facilities. We may incur substantial costs in connection with the establishment of these new production facilities or the transition of production to existing facilities.

We may not be successful in executing our transition plan or establishing suitable replacement production facilities. If we are unsuccessful in these efforts, our net sales, cash flows and operating income could be materially adversely affected. In addition, when we vacate 254 acres in 2006, we currently estimate that we will incur approximately $223,000 of removal and remediation costs. We may incur significant expenses beyond what we have forecasted if additional remedial action is required. Significant costs in excess of our estimates could have a material adverse effect on our business, financial position, results of operations and operating cash flow.

We are subject to various environmental laws and regulations that govern, and impose liability, for our activities and operations. If we do not comply with these laws and regulations, our business could be materially and adversely affected.

We are subject to federal, state and local laws and regulations that govern, and impose liability for, our activities and operations which may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for hazardous substances and other wastes. Some of our nursery operations are conducted near residential developments, which could increase our exposure to liability for the environmental effects of our operations. Our operations have resulted, or may result, in noncompliance with or liability for cleanup under these laws. In addition, the presence of hazardous substances on our properties, or the failure to properly remediate any resulting contamination may adversely affect our ability to sell, lease or operate our properties or to borrow using them as collateral. In some cases, our liability may not be limited to the value of the property or its improvements. We cannot assure you that these matters, or any similar matters that may arise in the future, will not have a material adverse effect on us.

Certain of our operations and activities, such as water runoff from our production facilities and the use of certain pesticides, are subject to regulation by the United States Environmental Protection Agency and similar state and local agencies. These agencies may regulate or prohibit the use of such products, procedures or operations, thereby affecting our operations and profitability. In addition, we must comply with a broad range of environmental laws and regulations. Additional or more stringent environmental laws and regulations may be enacted in the future and such changes could have a material adverse effect on our business.

We are subject to federal and state "fair trade" laws and weights and measures regulations that govern and impose liability for improperly marketing, labeling or advertising plant container size. If we do not comply with these laws and regulations, our business could be materially and adversely affected.

We are subject to federal and state weights and measures regulations that govern and impose liability for improperly labeling or advertising our plant container sizes. It is common in our industry, at the wholesale and retail levels, to market, label, and advertise container grown nursery stock with varying types of measurements, such as imperial volume or diameter of container. These measurements, although consistent with industry practice, may not represent the exact size of the actual product. If the Federal Trade Commission or any state regulator determines that our current marketing, labeling, or advertising is in violation of "fair trade" laws or weights and measures regulations in their jurisdiction, we may incur significant costs to become compliant, be forced to terminate further shipments of inventory into certain jurisdictions, be fined, or otherwise suffer a material adverse affect on our business.

Changes in local zoning laws may adversely affect our business.

We are subject to local zoning laws regulating the use of our owned and leased property. Some of our facilities are located in areas experiencing rapid development and growth, which typically are characterized by changes in existing zoning. Changes in local zoning laws could require us to establish new production facilities or transition production to other facilities, which could have a material adverse effect on our cash flows, financial position and results of operations.

Compliance with, and changes to labor laws, particularly those concerning seasonal workers, could significantly increase our costs.

The production of our plants is labor intensive. We are subject to the Fair Labor Standards Act as well as various federal, state and local regulations that govern matters such as minimum wage requirements, overtime and working conditions, including, but not limited, to federal and state health and worker safety rules and regulations. A large number of our seasonal employees are paid at or slightly above the applicable minimum wage level and, accordingly, changes in minimum wage laws could materially increase our costs. Non-U.S. nationals comprise a large portion of our seasonal employee workforce and changes to U.S. immigration policies that restrict the ability of immigrant workers to obtain employment in the United States and which may contribute to shortages of available seasonal labor could increase our costs. Non-compliance with applicable regulations or modifications to existing regulations may increase costs of compliance, require a termination of certain activities, result in fines or loss of a portion of our labor force or otherwise have a material adverse impact on our business and results of operations.

Our transportation costs are significant and we depend on independent contractors for trucking services to ship large quantities of our products and increases in transportation costs, changes in available trucking capacity and other changes affecting such carriers, as well as interruptions in service or work stoppages, could adversely impact our results of operations.

We rely extensively on the services of agents and independent contractors to provide trucking services to us. Transportation costs accounted for approximately 22% of our net sales in 2004. Our ability to ship our products, particularly during our peak shipping seasons, could be adversely impacted by shortages in available trucking capacity, changes by carriers and transportation companies in policies and practices, such as scheduling, pricing, payment terms and frequency of service, or increases in the cost of fuel, taxes and labor, and other factors not within our control. We compete with other companies who ship perishable goods for available trucking capacity and, accordingly, reductions in capacity or shortages of the agents and independent contractors who provide trucking services to us could potentially adversely impact our sales. Significant increases in transportation costs could have a material adverse effect on our business, particularly if we are not able to pass on such price increases to our customers in the form of higher prices for our products. Material interruptions in service or stoppages in transportation, whether caused by strike or otherwise, could adversely impact our business, results of operations, financial position and operating cash flows.

We are currently implementing a new enterprise resource planning software program, and unexpected delays, expenses or disruptions in the implementation of such software program could disrupt our business or impair our ability to monitor our operations, resulting in a negative impact on our operations, financial position and operating cash flows.

In seven of our nurseries we have implemented a new enterprise resource planning software program which we utilize for production planning and inventory purposes. Over time, we intend to continue the implementation of this software program to our other nursery facilities. Our distribution and sales order system, however, remains on our prior computer information systems. We may experience delays, disruptions and unanticipated expenses in implementing, integrating and operating our management information and reporting systems, which could disrupt our operations or otherwise impair our ability to monitor our operations and have a negative impact on our business, results of operations, financial position and operating cash flows.

Our research and development efforts may not be successful.

Our success is based, in part, upon our ability to discover and develop new products that customers will want. As a result, we continue to invest in research and development in order to enable us to identify and develop new products to meet consumer demands. Despite investments in this area, our research and development may not result in the discovery or successful development of new products which will be accepted by our customers.

Our current principal stockholders have significant influence over our business and could delay, deter or prevent a change of control or other business combination.

Investment partnerships controlled by Madison Dearborn Partners, Inc. beneficially own approximately 54% of the outstanding common stock of Hines Horticulture and have sufficient voting power to control, or at the least significantly influence, the election of directors and the approval of other actions requiring the approval of our shareholders. In addition, Madison Dearborn Partners has two of its designees on Hines Horticulture's seven member board of directors.

Our business will suffer if certain senior executives discontinue employment with us or if we are unable to recruit and retain highly skilled staff.

Our success is largely dependent on the skills, experience and efforts of our senior management, including Robert A. Ferguson (President and Chief Executive Officer) and Claudia M. Pieropan (Chief Financial Officer, Secretary and Treasurer). The loss of services of one or more members of our senior management could have a material adverse effect on us. We do not maintain key-man life insurance policies on any members of management. No members of senior management are bound by non-compete agreements, and if any such members were to depart and subsequently compete with us, such competition could have a material adverse effect on us. Our business also depends on our ability to continue to recruit, train and retain skilled employees, particularly skilled growers and sales personnel. The loss of the services of any key personnel, or our inability to hire new personnel with the requisite skills, could impair our ability to develop new products or enhance existing products, sell products to our customers or manage our business effectively.

Price increases of certain raw materials could adversely affect our business.

We are vulnerable to price increases for raw materials. For 2004, raw material costs accounted for approximately 19% of net sales. We do not have long-term contracts with the majority of our raw material suppliers. Increases in the cost of raw materials essential to our operations, including seed, plastic, chemicals and fertilizer, would increase our costs of production. Significant increases in the price of petrochemicals or a scarcity of raw materials essential to plant propagation could have a material adverse effect on our business. We may not be able to pass such price increases on to our customers in the form of higher prices for our products, which could materially adversely affect our results of operations and operating cash flows.

If we are unable to protect our intellectual property rights, our business and prospects may be harmed.

Our success depends in part on proprietary techniques and plant designs. Although we attempt to protect our proprietary property and processes through a combination of patents, trade secrets and non-disclosure agreements, these may be insufficient. Litigation may be necessary to protect our intellectual property and determine the validity and scope of the proprietary rights of competitors. Intellectual property litigation could result in substantial costs and diversion of our management and other resources. If we are unable to successfully protect our intellectual property rights, our competitors could be able to market products that compete with our proprietary products without obtaining a license from us.

Changes in corporate governance and securities disclosure and compliance practices have increased and may continue to increase our legal compliance and financial reporting costs and may make it more difficult and expensive to obtain director and officer liability insurance.

The Sarbanes-Oxley Act of 2002 required us to change or supplement some of our corporate governance and securities disclosure and compliance practices. The Securities and Exchange Commission have increased, and may continue to increase, our legal compliance and financial reporting costs. These developments may also make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. This, in turn, could make it more difficult for us to attract and retain qualified member of our board of directors, or qualified executive officers.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As part of our ongoing business, we are exposed to certain market risks, including fluctuations in interest rates, foreign exchange rates, commodity prices and Hines Horticulture's common stock price. We do not enter into transactions designed to mitigate market risks for trading or speculative purposes.

We have various debt instruments outstanding at December 31, 2004 that are impacted by changes in interest rates. As a means of managing our interest rate risk on variable-rate debt, we entered into the interest rate swap agreement described below to effectively convert certain variable rate debt obligations to fixed rate obligations.

In May 2000, we entered into an interest rate swap agreement to hedge $75.0 million of debt. The interest rate swap agreement effectively changes our exposure on the variable-rate interest payments to fixed-rate interest payments (7.13%) based on the 3-month LIBOR rate in effect at the beginning of each quarterly period. The estimated fair value of our obligation under the interest rate swap agreement was $0.9 million at December 31, 2004. The interest rate swap agreement remained outstanding as of the year ended December 31, 2004 and matured in February 2005.

We also manage our interest rate risk by balancing the amount of our fixed and variable debt. For fixed-rate debt, interest rate changes affect the fair market value of such debt but do not impact earnings or cash flows. Conversely, for variable-rate debt, interest rate changes generally do not affect the fair market value of such debt but do impact future earnings and cash flows, assuming other factors are held constant. At December 31, 2004 the carrying amount and estimated fair value of our debt was $232.9 million and $249.1 million, respectively. Given the current balance of our fixed rate and variable rate debt, we estimate a change in interest costs of less than $0.2 million for every one-percentage point change in applicable interest rates. Without considering the fixed interest rate provided by our swap agreement, which expires at the end of February of 2005, we estimate a change in interest costs of approximately $0.6 million for every one-percentage point change in applicable interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements commence at page F-1 of this report and an index thereto is included in Part IV, Item 15 of this report.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following selected unaudited quarterly financial data should be read in conjunction with the consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K. The following table has been restated to reflect all the activity of the growing media business as "Discontinued operations."

2004	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands, except share data)			
Sales, net	$ 41,949	$ 51,748	$ 181,081	$ 60,390
Gross profit	17,991	23,528	93,689	29,266
Net (loss) income	(5,969)	(3,726)	18,678	(1,073)
Net (loss) income per common share: Basic	$ (0.27)	$ (0.17)	$ 0.85	$ (0.05)
Net (loss) income per common share: Diluted	$ (0.27)	$ (0.17)	$ 0.84	$ (0.05)

2003	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands, except share data)			
Sales, net	$ 40,793	$ 51,792	$ 189,351	$ 59,253
Gross profit	17,204	23,853	98,729	30,653
(Loss) income from continuing operations	(4,216)	(9,493)	20,596	(1,322)
Income from discontinued operations (a) (b)	135	4,013	-	-
Net (loss) income	(4,081)	(5,480)	20,596	(1,322)
(Loss) income from continuing operations per common share: Basic & Diluted	$ (0.19)	$ (0.43)	$ 0.93	$ (0.06)
Income from discontinued operations per common share: Basic & Diluted	$ 0.01	$ 0.18	$ -	$ -
Net (loss) income per common share: Basic & Diluted	$ (0.18)	$ (0.25)	$ 0.93	$ (0.06)

Notes to Selected Consolidated Quarterly Financial Data
(Dollars in Thousands)

(a) On March 27, 2002, the Company completed the sale of its growing media business to Sun Gro Horticulture Income Fund, a newly-established Canadian income fund. The Company's Consolidated Financial Statements included in this Annual Report on Form 10-K reflect the financial position, results of operations and cash flows of the Sun Gro business as "discontinued operations." In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," the Company's Consolidated Financial Statements have been restated to reflect the financial position, results of operations and cash flows of the Sun Gro business as "discontinued operations." Subsequent to March 27, 2002, charges for discontinued operations relate primarily to adjustments to the proceeds from the sale of Sun Gro relating to working capital adjustments, net of insurance proceeds received, in the second quarter and amounts received relating to the partial refund of amounts held in tax escrow in the fourth quarter of 2002.

(b) The Company recognized a gain of $1,565, net of tax, in the fourth quarter of 2002, a $4,013 gain, net of tax, in the third quarter of 2003 and a $135 gain, net of tax, for the fourth quarter of 2003. The gain in the fourth quarter of 2002 related to the Company's receipt of $4,917 Canadian from an escrow account that the Canadian Customs & Revenue Authority ("CCRA") required to be set up at the time of the Sun Gro sale to withhold $13,136 Canadian pending the determination of whether certain aspects of the sale were taxable for Canadian purposes. The gain in the third and fourth quarter of 2003 related to the tax refund of the remaining $8,219 Canadian plus accrued interest that the Company received from the CCRA.

The other information in response to this item is submitted as a separate section of this Report beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Securities Exchange Act of 1934 Rules 13a-15(c) and 15d-15(e), as of the end of the period covered by this report. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective in enabling the Company to record, process, summarize and report information required to be included in the Company's periodic SEC filings within the required time period. In connection with such evaluation, no change in our internal control over financial reporting occurred during the last fiscal quarter covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Except for the information required to be disclosed regarding our code of conduct and ethics under Item 406 of Regulation S-K, Item 10 is incorporated by reference from the Company's 2005 Proxy Statement to be filed with the Securities and Exchange Commission.

The Company has adopted a code of conduct and ethics that applies to all directors, officers and employees. The code of conduct and ethics is posted on the Company's website, the address of which is www.hineshorticulture.com. The Company intends to include on its website any amendments to, or waivers from, a provision of its code of conduct and ethics that applies to the Company's directors, officers and employees that relates to any element of the code of conduct and ethics definition enumerated in Item 406(b) of Regulation S-K.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference from the Company's 2005 Proxy Statement to be filed with the Securities and Exchange Commission.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Incorporated by reference from the Company's 2005 Proxy Statement to be filed with the Securities and Exchange Commission.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Incorporated by reference from the Company's 2005 Proxy Statement to be filed with the Securities and Exchange Commission.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated by reference from the Company's 2005 Proxy Statement to be filed with the Securities and Exchange Commission.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) List of documents filed as part of this report:

(1) Financial Statements:

(2) Financial Statement Schedules:

All schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements and Notes thereto.

(3) List of Exhibits

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	Acquisition Agreement, dated as of March 18, 2002, by and among Hines Horticulture, Inc., Hines Nurseries, Inc., Sun Gro Horticulture, Inc., Sun Gro Horticulture Canada Ltd. And Sun Gro Horticulture Income Fund. (1)
2.2	Asset Purchase Agreement, dated as of March 26, 2002, by and between Sun Gro Horticulture, Inc. and Sun Gro Horticulture Canada Ltd. (1)
2.3	Underwriting Agreement, dated as of March 18, 2002, by and among Hines Horticulture, Inc., Sun Gro Horticulture, Inc. and Sun Gro Horticulture Income Fund. (1)
3.1	Restated Certificate of Incorporation of Hines Horticulture, Inc. (3)
3.2	Amended and Restated By-laws of Hines Horticulture, Inc. (3)
4.1	Indenture, dated as of September 30, 2003, between Hines Nurseries, Inc., Hines Horticulture, Inc., the Subsidiary Guarantors named therein and the Bank of New York, as Trustee, relating to Hines Nurseries, Inc.'s $175,000,000 10.25% Senior Notes due 2011. (4)
4.2	Holdings Guaranty dated September 30, 2003, by Hines Horticulture, Inc., in favor of and for the benefit of, Deutsche Bank Trust Company Americas, as Guaranteed Party. (4)
4.3	Form of 144A Senior Note due 2011. (4)
4.4	Form of Senior Note due 2011. (4)
4.5	Form of Regulation S Senior Note due 2011. (4)
4.6	Registration Rights Agreement, dated as of September 30, 2003, between Hines Nurseries, Inc., Hines Horticulture, Inc., Hines SGUS Inc., Enviro-Safe Laboratories, Inc. and the Initial Purchasers named therein. (4)
10.1	Employment Agreement dated as of August 3, 1995 between Hines Horticulture and Robert A. Ferguson. †*
10.2	Employment Agreement dated as of August 4, 1995 between Hines Horticulture and Claudia M. Pieropan.(2)*
10.3	1998 Long-Term Equity Incentive Plan. (3)*
10.4	Form of Incentive Stock Option Agreement. (3)*
10.5	Stock Purchase Agreement dated September 9, 1999 between Hines Nurseries, Inc. and those individuals whose names are set forth on the Signature Page to Stock Purchase Agreement. †
10.6	Purchase Agreement by and among Hines Nurseries, Inc., Lovell Farms, Inc., Botanical Farms, Inc., Warren W. Lovell III, Jeffrey S. Lovell, Jenifer E. Moreno, as Trustee of the Trace Lovell Family Investment Trust and Enrique A. Yanes, Dated as of March 3, 2000. (5)
10.7	Warrant and Guarantee Agreement, dated November 28, 2000 by and between Hines Horticulture, Inc., Hines Nurseries, Inc. and Madison Dearborn Capital Partners, L.P. (6)
10.8	Warrant, dated November 28, 2000, issued by Hines Horticulture, Inc. to Madison Dearborn Capital Partners, L.P. (6)
10.9	Amended and Restated Promissory Note by Blooming Farm, Inc. in favor of Hines Nurseries, Inc. dated September 22, 2003. (4)
10.10	Amended and Restated Secured Promissory Note by Blooming Farm, Inc. in favor of Hines Nurseries, Inc. dated September 22, 2003. (4)
10.11	Amended and Restated Ground Lease dated September 1, 1996 by and between The Irvine Company and Hines Horticulture, Inc. (4) **
10.12	Addendum No. 1 to Amended and Restated Ground Lease dated October 29, 1996 by and between The Irvine Company and Hines Horticulture, Inc. (4)
10.13	Addendum No. 2 to Amended and Restated Ground Lease dated December 18, 1997 by and between The Irvine Company and Hines Horticulture, Inc. (4)
10.14	Addendum No. 3 to Amended and Restated Ground Lease dated May 19, 2003 by and between The Irvine Company and Hines Nurseries, Inc. (4) **
10.15	Letter Agreement dated September 18, 2003 by and between The Irvine Company and Hines Nurseries, Inc. (4)**
10.16	Credit Agreement dated September 30, 2003 among Hines Nurseries, Inc., Enviro-Safe Laboratories, Inc., and Hines SGUS Inc., as Borrowers, the lenders listed therein, Deutsche Bank Trust Company Americas, as Agent, Fleet Capital Corporation and Lasalle Business Credit, LLC, as Co-Syndication Agents, and Harris Trust and Savings Bank and Wells Fargo Bank, N.A., as Co-Documentation Agents. (4)
10.17	Security Agreement, dated September 30, 2003, among Hines Nurseries, Inc., Enviro-Safe

	Laboratories, Inc. Hines SGUS Inc., and Hines Horticulture, Inc., as Grantors, and Deutsche Bank Trust Company Americas, as agent for and representative of the beneficiaries named therein. (4)
10.18	Registration Agreement dated as of June 11, 1998 by and between Hines Holdings, Inc. and MDCP. (3)
21.1	Subsidiaries of the Company. (7)
23.1	Consent of independent registered public accounting firm (†)
31.1	Certification of CEO pursuant to Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(†)
31.2	Certification of CFO pursuant to Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(†)
32.1	Certification of Chief Operating Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act of 2002. (†)(‡)
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act of 2002. (†)(‡)

---

† Filed herewith.

* Management contract or compensatory arrangement.

** Confidential treatment requested as to certain portions of the exhbit which have been filed separately with the Securities and Exchange Commission

‡ This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

(1) Incorporated by reference to Hines Horticulture, Inc.'s Form 8-K filed on April 10, 2002.

(2) Incorporated by reference to Hines Holdings, Inc.'s Registration Statement on Form S-4, File No. 33-99452, filed on November 15, 1995 and amended on December 22, 1995 and January 6, 1996.

(3) Incorporated by reference to Hines Horticulture, Inc.'s Registration Statement on Form S-1, File No. 333-51943, filed on May 6, 1998 and amended on May 26 1998 and June 16, 1998.

(4) Incorporated by reference to Hines Horticulture, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003

(5) Incorporated by reference to Hines Horticulture, Inc.'s Form 8-K filed on March 17, 2000.

(6) Incorporated by reference to Hines Horticulture, Inc.'s Form 8-K filed on November 29, 2000.

(7) Incorporated by reference to Hines Horticulture, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 23, 2005.

HINES HORTICULTURE, INC.

By: /s/ Claudia M. Pieropan
Claudia M. Pieropan
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities indicated on March 23, 2005.

Signature	Capacity
/s/ Robert A. Ferguson Robert A. Ferguson	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Claudia M. Pieropan Claudia M. Pieropan	Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)
/s/ Thomas R. Reusché Thomas R. Reusché	Director and Chairman of the Board
/s/ Douglas D. Allen Douglas D. Allen	Director
/s/ Stan R. Fallis Stan R. Fallis	Director
/s/ James R. Tennant James R. Tennant	Director
/s/ G. Ronald Morris G. Ronald Morris	Director
/s/ Paul R. Wood Paul R. Wood	Director

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of Hines Horticulture, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Hines Horticulture, Inc. at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," and the provisions of Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets."

As discussed in Note 1 to the consolidated financial statements, on March 27, 2002, the Company sold the assets of its wholly owned subsidiary, Sun Gro Horticulture, Inc.

/s/ PricewaterhouseCoopers LLP

Orange County, California
March 14, 2005

HINES HORTICULTURE, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share data)

	December 31, 2004	December 31, 2003
ASSETS		
CURRENT ASSETS:		
Cash	$ -	$ -
Accounts receivable, net of allowance for doubtful accounts of $456 and $601	19,969	23,724
Inventories	181,133	173,090
Prepaid expenses and other current assets	3,072	3,157
Total current assets	204,174	199,971
FIXED ASSETS, net	131,536	136,435
DEFERRED FINANCING EXPENSES, net of accumulated amortization of $2,227 and $443	8,883	10,589
DEFERRED INCOME TAXES	9,210	13,690
GOODWILL	43,926	42,979
	$ 397,729	$ 403,664
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 11,958	$ 10,104
Accrued liabilities	9,820	9,234
Accrued payroll and benefits	5,900	6,971
Accrued interest	5,194	5,073
Interest rate swap agreement, current portion	895	5,320
Long-term debt, current portion	5,719	5,789
Borrowings on revolving credit facility	23,609	30,318
Deferred income taxes	66,445	65,186
Total current liabilities	129,540	137,995
LONG-TERM DEBT	203,571	209,287
OTHER LIABILITIES	3,652	3,652
COMMITMENT AND CONTINGENCIES (Note 7)		
SHAREHOLDERS' EQUITY		
Common stock Authorized - 60,000,000 shares, $.01 par value; Issued and outstanding - 22,072,549 shares at December 31, 2004 and 2003	221	221
Additional paid-in capital	128,781	128,781
Accumulated deficit	(68,036)	(76,272)
Total shareholders' equity	60,966	52,730
	$ 397,729	$ 403,664

HINES HORTICULTURE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share data)

	Year Ended December 31, 2004	2003	2002
Sales, net	$ 335,168	$ 341,189	$ 339,359
Cost of goods sold	170,694	170,750	169,807
Gross profit	164,474	170,439	169,552
Selling and distribution expenses	103,011	101,557	99,154
General and administrative expenses	22,321	22,592	25,976
Other operating loss (income)	596	1,635	(2,792)
Total operating expenses	125,928	125,784	122,338
Operating income	38,546	44,655	47,214
Other expenses			
Interest expense	27,151	24,927	25,205
Interest rate swap agreement (income) expense	(4,425)	(2,710)	2,573
Amortization of deferred financing expense	1,784	3,771	4,383
Loss on debt extinguishment	-	9,235	1,739
	24,510	35,223	33,900
Income before provision for income taxes, discontinued operations and cumulative effect of change in accounting principle	14,036	9,432	13,314
Income tax provision	5,800	3,867	5,456
Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle	8,236	5,565	7,858
Income (loss) from discontinued operations, net of tax (benefit) expense of $0, $(2,784) and $10,442	-	4,148	(5,413)
Cumulative effect of change in accounting principle, net of tax benefit of $23,609	-	-	(55,148)
Net income (loss)	$ 8,236	$ 9,713	$ (52,703)
Basic and diluted earnings per share:			
Income per common share from continuing operations	$ 0.37	$ 0.25	$ 0.36
Income (loss) per common share from discontinued operations	$ -	$ 0.19	$ (0.25)
Cumulative effect of change in accounting principle	$ -	$ -	$ (2.50)
Net income (loss) per common share	$ 0.37	$ 0.44	$ (2.39)
Weighted average shares outstanding-Basic	22,072,549	22,072,549	22,072,549
Weighted average shares outstanding-Diluted	22,121,182	22,072,549	22,078,012

The accompanying notes are an integral part of these consolidated financial statements.

HINES HORTICULTURE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(Dollars in thousands, except share data)

	Common Stock		Additional		Accumulated Other		
	Number of Shares	Amount	Paid -In Capital	Accumulated Deficit	Comprehensive Income (Loss)	Shareholders' Equity	Comprehensive Income (Loss)
BALANCE, December 31, 2001	22,072,549	$ 221	$ 128,781	$ (33,282)	$ (6,975)	$ 88,745	$ 1,308
Net loss	-	-	-	(52,703)	-	(52,703)	(52,703)
Cumulative foreign currency translation adjustments, net of tax expense of $3,614	-	-	-	-	5,200	5,200	5,200
Accumulated other comprehensive loss, net of tax expense of $388	-	-	-	-	560	560	560
BALANCE, December 31, 2002	22,072,549	221	128,781	(85,985)	(1,215)	41,802	(46,943)
Net income	-	-	-	9,713	-	9,713	9,713
Accumulated other comprehensive loss, net of tax expense of $843	-	-	-	-	1,215	1,215	1,215
BALANCE, December 31, 2003	22,072,549	221	128,781	(76,272)	-	52,730	10,928
Net income	-	-	-	8,236	-	8,236	8,236
BALANCE, December 31, 2004	22,072,549	$ 221	$ 128,781	$ (68,036)	$ -	$ 60,966	$ 8,236

The accompanying notes are an integral part of these consolidated financial statements.

HINES HORTICULTURE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended December 31,		
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 8,236	$ 9,713	$ (52,703)
(Income) loss from discontinued operations	-	(4,148)	5,413
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Cumulative effect of accounting change	-	-	55,148
Depreciation, depletion and amortization	10,681	9,394	8,565
Amortization of deferred financing costs	1,785	3,771	4,383
Interest rate swap agreement (income) expense	(4,425)	(2,710)	2,573
Loss on extinguishment of debt	-	9,235	1,739
Deferred income taxes	5,739	3,867	5,456
Loss (gain) on disposition of fixed assets	87	73	(2,793)
	22,103	29,195	27,781
Change in working capital accounts:			
Accounts receivable	3,755	1,790	2,344
Inventories	(8,318)	(3,188)	(5,306)
Prepaid expenses and other current assets	85	(1,305)	42
Accounts payable and accrued liabilities	1,490	(3,799)	4,851
Net cash provided by operating activities	19,115	22,693	29,712
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of fixed assets	(5,869)	(5,589)	(7,209)
Proceeds from sale of fixed assets	-	-	3,584
Proceeds from sale of discontinued operations	-	5,778	118,948
Proceeds from land sale option	275	275	-
Leasehold incentive proceeds	-	2,000	-
Contingent consideration for acquisitions	(947)	-	(1,265)
Net cash used by discontinued operations	-	-	(4,320)
Net cash (used in) provided by investing activities	(6,541)	2,464	109,738
CASH FLOWS FROM FINANCING ACTIVITIES			
Net repayment on revolving line of credit	(6,709)	(42,432)	(27,250)
Proceeds from the issuance of long-term debt	-	215,000	-
Repayments of long-term debt	(5,786)	(180,555)	(108,000)
Deferred financing costs	(79)	(11,637)	(4,200)
Redemption premium on early payment of subordinated notes	-	(5,533)	-
Net cash used in financing activities	(12,574)	(25,157)	(139,450)
NET CHANGE IN CASH	-	-	-
CASH, beginning of period	-	-	-
CASH, end of period	$ -	$ -	$ -
Supplemental disclosure of cash flow information:			
Cash paid for interest - Continuing Operations	$ 26,481	$ 25,833	$ 22,797
Cash paid for interest - Discontinued Operations	$ -	$ -	$ 528
Cash paid for income taxes - Continuing Operations	$ 33	$ 457	$ 81
Cash paid for income taxes - Discontinued Operations	$ -	$ -	$ 1,162

The accompanying notes are an integral part of these consolidated financial statements.

(Dollars in Thousands, except share data)

1. Description of Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Hines Horticulture, Inc. ("Hines" or the "Company"), a Delaware corporation, produces and distributes horticultural products through its wholly owned subsidiaries, Hines Nurseries, Inc. ("Hines Nurseries") and Enviro-Safe Laboratories, Inc. Unless otherwise specified, references to "Hines" or the "Company" refer to Hines Horticulture, Inc. and its subsidiaries.

Hines is a leading national supplier of ornamental shrubs, color plants and container-grown plants with commercial nursery facilities located in Arizona, California, Florida, Georgia, New York, Oregon, Pennsylvania, South Carolina and Texas. Hines markets its products to retail and commercial customers throughout the United States.

As of December 31, 2001, the Company also had a growing media business. The growing media business was conducted through Sun Gro Horticulture, Inc. ("Sun Gro-U.S."), a wholly owned subsidiary of Hines Nurseries, Sun Gro-U.S.'s wholly owned subsidiary, Sun Gro Horticulture Canada Ltd. ("Sun Gro-Canada"), and Sun Gro-Canada's direct and indirect Canadian subsidiaries.

On March 27, 2002, the Company sold the assets of Sun Gro-U.S. and the stock of Sun Gro-Canada, its growing media business, to the Sun Gro Horticulture Income Fund, a newly established Canadian income fund. The assets sold included 14 facilities located across Canada and the United States and control of approximately 50,000 acres of peat bogs in Canada. Hines no longer harvests, produces or sells peat moss or other growing media soil mixes. Hines received net proceeds of approximately $125,000 from the sale, which were used to pay down outstanding bank debt. Included in the loss on disposal of Sun Gro-U.S. for the year end December 31, 2002 was $19,127 of goodwill.

	For the years ended December 31, 2003	2002
Income from operations of discontinued Sun Gro-U.S., net of tax	$ -	$ 153
Gain (loss) on disposal of Sun Gro-U.S., net of tax (benefit) expense of $(2,784) and $10,442	4,148	(5,566)
Income (loss) on discontinued operations, net of tax	$ 4,148	$ (5,413)

In connection with the sale of Sun Gro, the Canadian Customs & Revenue Authority ("CCRA") required that approximately $13,136 Canadian of the gross proceeds from the sale be withheld in an escrow account pending the determination of whether certain aspects of the sale were taxable for Canadian purposes. The proceeds withheld were not included in the initial measurement of the loss on the sale of Sun Gro. In 2002, the Company filed a tax return, submitted a tax payment of $8,219 Canadian from the escrow funds and submitted a claim for refund on the basis that the transaction is exempt from tax for Canadian purposes. The balance of the escrow funds of $4,917 Canadian (US$3,146) was then remitted to us and was recorded in the fourth quarter of 2002 as an adjustment to the loss on the sale of Sun Gro. On September 30, 2003, the CCRA completed its assessment of our tax return in which it determined that the transaction was exempt from tax for Canadian purposes and issued a refund to us of all tax paid, plus accrued interest. We received the refund check of $8,663 Canadian (US $6,278) on October 2, 2003 and recorded it in the third quarter of 2003 as an adjustment to the loss on the sale of Sun Gro.

The Consolidated Financial Statements include the accounts of Hines and its wholly owned subsidiaries after elimination of intercompany accounts and transactions. The Company early adopted the provisions of Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), and accordingly, the Company's Consolidated Financial Statements have been restated to reflect

(Dollars in Thousands, except share data)

the financial position, results of operations and cash flows of the Sun Gro business as "discontinued operations." Revenues of Sun Gro-U.S. were $31,150 and $131,127 for the partial period ended March 27, 2002 and for the year ended December 31, 2001, respectively. Income before provision for income taxes were $26,925 and $14,736 for the partial period ended March 27, 2002 and for the year ended December 31, 2001, respectively.

Significant Accounting Policies

Revenue Recognition

Hines records revenue, net of sales discounts and allowances, when all of the following have occurred: an agreement of sale exists, product delivery and acceptance has occurred and collection is reasonably assured.

Sales Returns and Allowances: Amounts accrued for sales returns and allowance are maintained at a level believed adequate by management to absorb probable losses in the trade receivable due to sales discounts and allowances. The provision rate is established by management using the following criteria: past sales returns experience, current economic conditions, and other relevant factors, and are re-evaluated on a quarterly basis. The allowance is increased by provisions for sales discounts and allowances charged against income. The Company records revenue, net of sales discounts and allowances, when the risk of ownership is transferred to the customer. Allowances are provided at the time of revenue is recognized in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists."

Accounts Receivable and Allowance for Doubtful Accounts: Trade accounts receivable are recorded at the invoiced amount and does not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. The allowance for doubtful accounts is maintained at a level believed adequate by management to reflect the probable losses in the trade receivable due to customer default, insolvency or bankruptcy. The provision is established by management using the following criteria: customer credit history, customer current credit rating and other relevant factors, and is re-evaluated on a quarterly basis. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by type of receivable. The allowance is increased by provisions to bad debt expense charged against income. All recoveries on trade receivables previously charged off are credited to the accounts receivable recovery account charged against income, while direct charge-offs of trade receivables are deducted from the allowance.

Activity with respect to the Company's allowance for doubtful accounts receivable is summarized as follows:

	For the Years Ended December 31,		
	2004	2003	2002
Beginning balance	$ 601	$ 1,997	$ 1,303
Adjustment to expense	(88)	163	1,049
Amounts written off	(57)	(1,559)	(355)
Ending balance	$ 456	$ 601	$ 1,997

Concentration of Credit Risk

The Company is subject to credit risk primarily through its accounts receivable balances. The Company does not require collateral for its accounts receivable. The Company's largest customer, The Home Depot, accounted for approximately 45%, 47% and 47% of the Company's consolidated net sales, excluding discontinued operations, in 2004, 2003 and 2002, respectively. The Company's second largest customer, Lowe's Companies, Inc., accounted for approximately 16%, 14% and 12% of its net sales in 2004, 2003 and 2002, respectively. No other customer accounts for more than 10% of net sales. These two customers represented 56% and 54% of accounts receivable before the allowance for doubtful accounts at December 31, 2004 and 2003, respectively. No other customers represented more than 10% of our accounts receivable.

(Dollars in Thousands, except share data)

Amortization of Deferred Financing Expenses

Deferred financing expenses are being amortized using a method, which approximates the effective interest method over the term of the associated financing agreements of approximately three to seven years. As a result of the Company's refinancing of both the amended and restated Senior Credit Facility and Senior Notes, $11,110 was capitalized as deferred financing fees.

Depreciation

Fixed assets are stated at cost less accumulated depreciation. Interest is capitalized for qualifying assets during the assets' acquisition period. The Company capitalized $36 for the year ended December 31, 2004 and no interest was capitalized for the years ended December 31, 2003 and 2002. Capitalized interest is recorded as part of the asset to which it relates and is depreciated over the respective asset's estimated useful life. Depreciation has been provided for on the straight-line method over the following estimated economic useful lives:

Buildings	10 to 40 years
Machinery and equipment	2 to 10 years
Vehicles and trailers	2 to 10 years
Software	5 to 10 years
Furniture and fixtures	3 to 5 years

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, long-lived assets and intangible assets with determinate lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the asset with the estimated undiscounted future cash flows associated with the use of the asset and its eventual disposition. Should the review indicate that the asset is not recoverable, the Company's carrying value of the asset would be reduced to its estimated fair value, which is generally measured by future discounted cash flows.

Goodwill

On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," whereby goodwill is no longer amortized, but instead is subject to a periodic impairment review. As the Company's operations are comprised of one reporting unit, the Company reviews the recoverability of its goodwill by comparing the Company's fair value to the net book value of its assets. If the book value of the Company's assets exceeds the Company's fair value, the goodwill is written down to its implied fair value. The Company evaluates the carrying value of goodwill in the fourth quarter of each year and when events and circumstances indicate that the assets may be impaired. At December 31, 2004, the Company determined an impairment of goodwill had not occurred.

Upon adoption of SFAS No. 142, the Company completed its initial impairment analysis in the fourth quarter of 2002. The Company recorded a one-time, non-cash charge of $55,148 to reduce the carrying value of its goodwill. The measurement of the fair value of the goodwill was based on the market capitalization of the Company's common stock over a reasonable period of time, including a control premium. Accordingly, the primary factor contributing to the impairment charge was the overall deterioration in the Company's stock price and the Company's substantial leverage. The Company recognized this impairment charge as a cumulative effect of change in accounting principle for the year ended December 31, 2002.

Environmental Costs

The Company recognizes environmental liabilities when conditions requiring remediation are identified. The Company determines its liability on a site by site basis and records a liability at the time when it is probable and can be reasonably estimated. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Environmental liabilities are not discounted or reduced for possible recoveries from insurance carriers.

(Dollars in Thousands, except share data)

Internal Use Software

The Company capitalizes costs of materials, consultants, interest and payroll and payroll-related costs for employees incurred in developing internal-use computer software in accordance with Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Computer software costs are being amortized using the straight-line method over an estimated useful life of 5 to 10 years.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Hines' ornamental nursery stock has an average growing period of approximately eighteen months. All nursery stock is classified as a current asset based on Hines' normal operating cycle.

Income Taxes

Hines' operations are agricultural in nature and the Company derives significant benefits by qualifying to use the cash method of accounting for federal tax purposes. The Company accounts for income taxes using an asset and liability approach, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Advertising

The Company expenses advertising costs at the time the advertising first takes place. Advertising expense was $860, $884 and $1,025 for the years ended December 31, 2004, 2003 and 2002, respectively, excluding the discontinued operations.

Accrued Liabilities

Accrued liabilities include amounts accrued for expected claims costs relating to our insurance programs for workers' compensation and auto liabilities. The Company has large deductibles for these lines of insurance, which means the Company must pay the portion of each claim that falls below the deductible amount. Expected claims costs are based on an actuarial analysis that considers our current payroll and automobile profile, recent claims history, insurance industry loss development factors and the deductible amounts. Expected claims costs for each year are accrued on a ratable monthly basis with a corresponding charge against income. The adequacy of the accruals is reviewed at the end of each quarter. The accruals for the expected costs relating to the insurance programs for workers' compensation and auto liabilities are maintained at levels believed by the Company's management to adequately reflect its claims obligations.

Comprehensive Income

Comprehensive income encompasses all changes in equity other than those arising from transactions with stockholders, and consist of net income, currency translation adjustments and unrealized net gains and losses on cash flow hedges. As a result of the sale of Sun Gro and the debt refinancing, there are no items in accumulated other comprehensive income at December 31, 2004 and 2003.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Dollars in Thousands, except share data)

Earnings Per Share ("EPS")

Earnings per share are calculated in accordance with SFAS No. 128 "Earnings per Share" ("SFAS No. 128"), which requires the Company to report both basic earnings per share, based on the weighted-average number of common shares outstanding, and diluted earnings per share, based on the weighted-average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options and warrants. For the years ended December 31, 2004 and 2002, the incremental shares related to 440,000 warrants outstanding increased fully diluted shares by 48,633 and 5,463, respectively. For the year ended December 31, 2003, the incremental shares of 578,350 were excluded from the computation of diluted earnings per share because they would have been anti-dilutive. Additionally, for the years ended December 31, 2004, 2003 and 2002, shares related to employee stock options in the amount of 1.1 million, 1.0 million and 0.3 million, respectively, were excluded from the computation of diluted earnings per share because they would have been anti-dilutive.

Shipping and Handling Fees and Costs

In September 2000, the Emerging Issues Task Force ("EITF") reached a final consensus on Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs" ("EITF No. 00-10"). The EITF concluded that amounts billed to a customer in a sale transaction related to shipping and handling should be classified as revenue. Shipping and handling fees included as revenue totaled $28,888, $30,276 and $27,229 for the years ended December 31, 2004, 2003 and 2002, respectively, excluding those attributable to discontinued operations.

The Company classifies shipping and handling costs as part of selling and distribution expenses. Shipping and handling costs were $69,702, $70,866 and $69,044 for the years ended December 31, 2004, 2003 and 2002, respectively, excluding those attributable to discontinued operations.

Derivatives

Derivative instruments are accounted in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). The Company's only derivative instrument is an interest rate swap agreement that does not qualify for hedge accounting treatment under SFAS No. 133 and therefore is marked to market (see Note 4).

Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based-Compensation-Transition and Disclosure-an Amendment of FASB Statement No. 123" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As permitted under both SFAS No. 123 and SFAS No. 148, the Company continues to follow the intrinsic value method of accounting under Accounting Principles Board No. 25 "Accounting for Stock Issued to Employees."

	Year Ended December 31,		
	2004	2003	2002
Net income (loss), as reported	$ 8,236	$ 9,713	$ (52,703)
Stock option expense, net of tax benefit of $175, $338 and $755	(252)	(486)	(1,086)
Pro forma net income (loss)	$ 7,984	$ 9,227	$ (53,789)
Earnings per share:			
Basic and diluted - as reported	$ 0.37	$ 0.44	$ (2.39)
Basic and diluted - pro forma	$ 0.36	$ 0.42	$ (2.44)

(Dollars in Thousands, except share data)

The Company estimates the weighted average fair value of each stock option on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003	2002
Dividend Yield	0%	0%	0%
Expected volatility	83.86%	74.95%	74.16%
Risk-free interest rate	3.48%	3.77%	3.36%
Expected life	Four years	Six years	Six years

Accounting Pronouncements Adopted

In December 2004, the FASB issued FASB Staff Position 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" ("FSP 109-1"). FSP 109-1 provides a special deduction on qualified production activities in accordance with FASB Statement No. 109 and that the special deduction should be considered by an enterprise in (a) measuring deferred taxes when graduated tax rates are a significant factor and (b) assessing whether a valuation allowance is necessary as required by FASB Statement No. 109. FSP 109-1 is effective upon its issuance. The adoption of FSP109-1 did not have a material impact on the Company's consolidated financial statements.

New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is in the process of evaluating the impact of SFAS No. 151 on its financial statements and will adopt the provisions of this statement in the first quarter of fiscal 2006.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which replaces SFAS No. 123 and supercedes APB Opinion No. 25. SFAS No. 123R addresses the accounting for transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options and restrictive stock grants and units, to be recognized as a compensation cost based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. The Company is required to adopt SFAS No. 123R no later than July 3, 2005. Under SFAS No. 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS No. 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company is evaluating the requirements of SFAS No. 123R and expect that the adoption of SFAS No. 123R to have a material impact on our consolidated results of operations.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentations.

(Dollars in Thousands, except share data)

2. Inventories

Inventories consisted of the following:

	December 31, 2004	December 31, 2003
Nursery stock	$ 169,908	$ 162,861
Materials and supplies	11,225	10,229
	$ 181,133	$ 173,090

3. Fixed Assets

Fixed assets consisted of the following:

	December 31, 2004	December 31, 2003
Land	$ 30,141	$ 31,570
Buildings and improvements	97,652	93,972
Machinery and equipment	35,824	34,408
Software	19,837	18,247
Construction in progress	6,244	5,804
	189,698	184,001
Less accumulated depreciation	(58,162)	(47,566)
Fixed assets, net	$ 131,536	$ 136,435

4. Interest Rate Swap Agreement

In May 2000, the Company entered into an interest rate swap agreement to economically hedge $75,000 of debt. This interest rate swap agreement does not qualify for hedge accounting treatment under SFAS No. 133 and therefore is marked to market. The interest rate swap agreement effectively changes the Company's exposure on its variable-rate interest payments to fixed-rate interest payments (7.13%) based on the 3-month LIBOR rate in effect at the beginning of each quarterly period. Despite the refinancing of long-term debt (see Note 6), the interest rate swap agreement remains outstanding and matured in February 2005. The estimated fair value of the Company's obligation under the interest rate swap agreement was $895 at December 31, 2004.

Effective January 1, 2001, the Company adopted the provisions of SFAS No. 133, as amended. Adopting the provisions of SFAS No. 133 on January 1, 2001 resulted in a cumulative after-tax charge to accumulated other comprehensive income as of January 1, 2001 of $2,334, representing the fair value of the interest rate swap agreement, net of tax. This amount was being amortized as interest rate swap agreement expense over the term of the debt. At December 31, 2002, accumulated other comprehensive loss had a balance, net of tax, of $(1,215). For the year ended December 31, 2003, $420 was amortized and the balance of $795 was written off as a loss on debt extinguishment due to the Refinancing. For the year ended December 31, 2004, the Company recognized pre-tax income $4,425 reported as interest rate swap agreement income in the condensed consolidated statements of operations. For the year ended December 31, 2003, the Company recognized pre-tax income $2,710 reported as interest rate swap agreement income in the condensed consolidated statements of operations. This was comprised of a $3,421 gain related to the change in the fair value of the interest rate swap agreement, offset by $711 of pre-tax amortization of other comprehensive income. In addition, as a result of the refinancing of long-term debt, the Company recognized the remaining pre-tax unamortized value of the interest rate swap agreement of $1,347 as loss on debt extinguishment in the 2003 statement of operations. For the year ended December 31, 2002, the Company recognized $2,573 as interest rate swap agreement expense in the condensed consolidated statements of operations.

(Dollars in Thousands, except share data)

5. Revolving Lines of Credit

On September 30, 2003, the Company amended and restated its Senior Credit Facility. Hines Nurseries and its domestic operating subsidiaries are borrowers under the Senior Credit Facility. The Senior Credit Facility consists of (i) a revolving facility with availability of up to $145,000 (subject to borrowing base limits) and (ii) a term loan facility of up to $40,000. The revolving facility also permits the ability to obtain letters of credit up to a sub-limit.

Senior Credit Facility. The Company entered into the amended and restated Senior Credit Facility on September 30, 2003. The Senior Credit Facility matures on September 30, 2008.

Guarantees; Collateral. Obligations under the Senior Credit Facility are guaranteed by Hines and any of its domestic subsidiaries that are not borrowers under the Senior Credit Facility. Borrowings under the Senior Credit Facility are collateralized by substantially all of the Company's assets.

Restrictions; Covenants. The Senior Credit Facility places various restrictions on Hines Nurseries and its subsidiaries, including, but not limited to, limitations on the Company's ability to incur additional debt, pay dividends or make distributions, sell assets or make investments. The Senior Credit Facility specifically restricts Hines Nurseries and its subsidiaries from making distributions to Hines Horticulture. Distributions to Hines Horticulture are limited to (i) payments covering customary general and administrative expenses, not to exceed $500 in any fiscal year, (ii) payments to discharge any consolidated tax liabilities, (iii) and payments, not to exceed as much as $8,300 in any fiscal year or $9,300 over the term of the Senior Credit Facility, to enable Hines Horticulture to repurchase its own outstanding common stock from holders other than its majority shareholder. Dividends to Hines Horticulture are disallowed under the Senior Credit Facility.

The Senior Credit Facility requires Hines Nurseries and its subsidiaries to meet specific covenants and financial ratios, including a minimum fixed charge coverage test, a maximum leverage test and a maximum capital expenditure test. The new Senior Credit Facility contains customary representations and warranties and customary events of default and other covenants. As of December 31, 2004, the Company was in compliance with all covenants.

Interest Rate; Fees. The interest rate on the loans under the Senior Credit Facility may be, at the Company's option, Prime rate loans or LIBOR rate loans. Prime rate loans under the revolving loan facility bear interest at the Prime lending rate plus an additional amount that ranges from 0.75% to 1.75%, depending on its consolidated leverage ratio. Prime rate loans under the term loan bear interest at the Prime lending rate plus an additional amount that ranges from 1.25% to 2.25%, depending on its consolidated leverage ratio. Currently, the applicable margin for Prime rate loans is (i) 1.75% for the new revolving loan facility and (ii) 2.25% for the new term loan. LIBOR rate loans under the revolving loan facility bear interest at the LIBOR rate plus an additional amount that ranges from 1.75% to 2.75%, depending on its consolidated leverage ratio. LIBOR rate loans under the new term loan bear interest at the LIBOR rate plus an additional amount that ranges from 2.25% to 3.25%, depending on its consolidated leverage ratio. Currently, the applicable margin for LIBOR rate loans is (i) 2.75% for the new revolving loan facility and (ii) 3.25% for the new term loan. In addition to paying interest on outstanding principal, the Company is required to pay a commitment fee on the daily average unused portion of the revolving facility that will accrue from the closing date based on the utilization of the revolving facility.

Borrowing Base. Availability of borrowings under the revolving facility are subject to a borrowing base consisting of the sum of (i) 85% of eligible accounts receivable plus (ii) the lesser of (x) up to 55% of eligible inventory or (y) 85% of the appraised net orderly liquidation value of eligible inventory. The Company must deliver borrowing base certificates and reports at least monthly. The borrowing base also may be subject to certain other adjustments and reserves to be determined by the agent. Eligible accounts receivable of both The Home Depot, the Company's largest customer, and Lowe's Companies, Inc., its second largest customer, may not exceed 30% of total eligible accounts receivable at any time. At December 31, 2004, the Company had $53,159 of available credit.

Repayment. Under the terms of the Senior Credit Facility, amortization payments of $1,905 on the term loan will be required at the end of each of its second, third and fourth fiscal quarters beginning with June 30, 2004, with the full remaining balance payable on the last installment date. Subject to certain exceptions, 100% of the net

(Dollars in Thousands, except share data)

cash proceeds it receives from certain asset dispositions and issuances of debt, 50% of the net cash proceeds the Company receives from issuances of equity and 25% of excess cash flow are required to be applied to repay the term loan facility and are to be applied on a pro rata basis to all remaining scheduled installments of the term loan facility. The Senior Credit Facility may also be voluntarily prepaid at any time without premium or penalty.

6. Long-term Debt

	December 31, 2004	December 31, 2003
Senior Credit Facility - term loan at the bank's reference rate plus 2.25% or the LIBOR rate plus 3.25%. Interest rates were 5.46% and 4.44% at December 31, 2004 and 2003, respectively.	$ 34,285	$ 40,000
Senior Notes, interest at 10.25% payable semi-annually on each April 1 and October 1, maturing on October 1, 2011.	175,000	175,000
Other obligations due at various dates through 2005.	5	76
	209,290	215,076
Less current portion	5,719	5,789
Total long-term debt	$ 203,571	$ 209,287

The following are the Company's estimated principal maturities of long-term debt outstanding for each of the next five years ending December 31 and thereafter:

2005	$ 5,719
2006	5,714
2007	5,714
2008	17,143
2009	-
Thereafter	175,000
Total	$ 209,290

On September 30, 2003, the Company called for redemption its $78,000 in aggregate principal amount of the 12.75% Senior Subordinated Notes at a redemption price of 106% of the aggregate principal amount thereof ($82,680 at September 30, 2003), plus accrued and unpaid interest thereon through the date of redemption. In addition, the Company refinanced all debt outstanding under the previous credit facility. Payment of the redemption premium on the 12.75% Senior Subordinated Notes, the write-off of the unamortized deferred financing expenses and the write-off of the remaining other comprehensive income related to the FAS 133 adoption resulted in a loss on debt extinguishment of $9,235 in the year ended December 31, 2003.

Senior Credit Facility - Term Loan. The term loan facility was drawn down in full in connection with the refinancing (see Note 5).

Senior Notes. On September 30, 2003, Hines Nurseries issued $175,000 of Senior Notes that mature on October 1, 2011. The Senior Notes bear interest at the rate of 10.25% per annum and will be payable semi-annually in arrears on each April 1 and October 1, which commenced on April 1, 2004.

Guarantees. Hines Horticulture and each of its domestic subsidiaries, subject to certain exceptions, has, jointly and severally, fully and unconditionally guaranteed, on a senior unsecured basis, the obligations of Hines Nurseries under the Senior Notes.

(Dollars in Thousands, except share data)

Redemption. Prior to October 1, 2006, up to 35% of the aggregate principal amount of the Senior Notes may be redeemed with the net cash proceeds from one or more public equity offerings, at the Company's option, at a redemption price of 110.250% of the principal amount thereof plus accrued interest, if any, to the date of redemption. On or after October 1, 2007, the Company is entitled, at its option, to redeem all or a portion of the Senior Notes at redemption prices ranging from 100.000% to 105.125%, depending on the redemption date plus accrued and unpaid interest.

Restrictions. The indenture pursuant to which the Senior Notes were issued imposes a number of restrictions on Hines Nurseries and its other subsidiaries. Subject to certain exceptions, the Company may not incur additional indebtedness, make certain restricted payments, make certain asset dispositions, incur additional liens or enter into significant transactions. A breach of a material term of the indenture or other material indebtedness that results in acceleration of the indebtedness under the Senior Notes also constitutes an event of default under its Senior Credit Facility.

Repurchase on a change of control. The Senior Notes contain a put option whereby the holders have the right to put the Senior Notes back to Hines at 101.000% of the principal amount thereof on the date of purchase plus accrued and unpaid interest if a change of control occurs.

7. Commitments and Contingencies

Operating Leases

The Company leases certain land, office, trucks and warehouse facilities under various renewable long-term operating leases, which expire through 2010. Certain of these leases include escalation clauses based upon changes in the consumer price index and/or the fair rental value of leased land. One of the operating land leases requires the Company to pay rent equal to the greater of 2.25 percent, increasing to 3 percent by the year 2010, of the sales derived from the related land, or a minimum per acre amount, as defined in the agreement. Total rent expense for continuing operations for these operating lease agreements for the years ended December 31, 2004, 2003 and 2002 was $7,033, $7,972 and $9,174, respectively.

The following are the Company's future minimum annual payments under its non-cancelable operating leases for each of the next five years ending December 31 and thereafter:

	Continuing Operations
2005	$ 4,536
2006	3,359
2007	1,419
2008	802
2009	596
Thereafter	6,537
	$ 17,249

In May 2003, the Company amended the lease for its 479-acre Irvine, California nursery headquarters. Under the amendment, the Company agreed to vacate 254 acres covered by the lease in 2006 in exchange for an extension of the term of the lease on 170 acres that was set to expire beginning in September 2003 to December 2010 and the lease of an additional 63 acres contiguous to its existing facility from July 2003 to December 2010. The landlord also agreed to assist with the costs of developing the new acreage and transition costs of up to $4,000, which include payments of $2,000 and percentage rent credits of up to $2,000. The payment of $2,000 is being amortized over the life of the lease. Additionally, the landlord also agreed to assist with the Company's objective of trying to secure beyond 2010 an acceptable nursery property relatively near its current location in Irvine, California, although the Company cannot be sure that it will be able to accomplish this objective.

(Dollars in Thousands, except share data)

Legal Matters

In connection with the Company's acquisition of Lovell Farms, the Company agreed, subject to various provisions in the purchase agreement, to make earn-out payments to the sellers of up to approximately $5,000 for fiscal 2001 if the purchased operations achieved certain performance thresholds. Although the Company determined that the thresholds were not met and no earn-out payment was required, as previously disclosed the sellers of Lovell Farms disputed the Company's determination and initiated arbitration proceedings against the Company. Going into the hearings, the sellers demanded that the arbitrator award $5,000 and payment of their attorney's fees and costs. An arbitration hearing regarding this matter was held in May 2004 and final determination was made by the arbitrator on July 26, 2004 awarding the sellers $947 and denying their request for reimbursement of attorney's fees and costs. The amount of this award has been accounted for by the Company as part of the purchase price associated with the acquisition and has resulted in an increase the Company's goodwill in the third quarter of 2004. Legal fees and other costs in connection with the arbitration have been expensed as incurred.

Additionally, from time to time, the Company is involved in various disputes and litigation matters, which arise in the ordinary course of business. The litigation process is inherently uncertain and it is possible that the resolution of these disputes and lawsuits may adversely affect the Company. Management believes, however, that the ultimate resolution of such matters will not have a material adverse impact on the Company's consolidated financial position, results of operations or cash flows.

8. <u>Shareholders' Equity</u>

On June 22, 1998, the Board adopted the 1998 Long-Term Equity Incentive Plan (the "1998 Stock Plan")(which was approved by the Company's stock holders on June 1, 2000). The 1998 Stock Plan provides for grants of stock options, stock appreciation rights, restricted stock, performance awards and any combination of the foregoing to certain directors, officers and employees of the Company and its subsidiaries. The purpose of the 1998 Stock Plan is to provide such individuals with incentives to maximize shareholder value and otherwise contribute to the success of the Company and to enable the Company to attract, retain and reward the best available persons for positions of substantial responsibility. The options are granted at the fair market value of the shares underlying the options at the date of grant, and generally become exercisable over a four-year period and expire in ten years.

On June 1, 2000, the Board adopted and approved to increase the number of shares of common stock available for issuance under the 1998 Stock Plan by 1.0 million shares. At December 31, 2004, the Company had reserved 3.6 million shares of its common stock for issuance upon exercise of options granted or to be granted under this plan.

On July 9, 2002, the Company offered to exchange all outstanding stock options held by certain employees under the 1998 Stock Plan for new stock options to be granted under the 1998 Stock Plan upon the terms and subject to the conditions described in the offer to exchange. If an employee elected to participate in the exchange, they were required to tender for exchange all of the stock options they held in exchange for a certain number of new stock options. The offer to exchange expired on August 14, 2002 and all stock options properly tendered before the expiration of the offer to exchange were accepted and cancelled on August 15, 2002. A total of 1.8 million stock options were tendered by employees and cancelled pursuant to the terms of the offer to exchange.

On February 18, 2003, the Company granted new stock options to those employees who participated in the exchange program. The exercise price of the new stock options is $5.50 per share. A total of 0.8 million new options were granted pursuant to this exchange program. There was no additional compensation expense associated with the exchange program.

The Company adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") in 1998. As permitted by SFAS No. 123, the Company measures compensation cost in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations, but provides pro forma disclosures of net income and earnings per share as if the fair value method (as defined in SFAS No. 123) had been applied. Had compensation cost been determined using the fair value method prescribed by SFAS No. 123, the Company's net income and earnings per share for the years ended December 31, 2004, 2003 and 2002 would have been as shown in Note 1.

(Dollars in Thousands, except share data)

A summary of the status of the Company's stock option plan as of December 31 is presented below:

	2004		2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding -beginning of year	989,723	$ 6.22	271,078	$ 8.33	2,824,814	$ 9.81
Granted	100,000	5.50	1,303,633	5.50	-	-
Exercised	-	-	-	-	-	-
Cancelled	(21,800)	6.00	(584,988)	5.60	(2,553,736)	9.97
Outstanding -end of year	1,067,923	$ 6.15	989,723	$ 6.22	271,078	$ 8.33
Exercisable	1,006,237	$ 6.20	933,834	$ 6.29	208,303	$ 9.37
Weighted average fair value of options granted during period		$ 5.18		$ 3.62		$ -

The weighted average remaining contractual life was seven years at December 31, 2004. As of December 31, 2004, expiration dates ranged from June 22, 2008 to February 18, 2013.

	Outstanding			Exercisable	
Range of exercise price	Number of Options	Average Remaining Contract Life	Weighted Average of Exercise Price	Number of Options	Weighted Average of Exercise Price
$3.32 to $5.00	81,000	6.56	$4.53	69,314	$4.53
$5.50	814,023	7.56	5.50	764,023	5.50
$6.00 to $8.00	43,800	4.82	6.87	43,800	6.89
$11.00	129,100	3.58	11.00	129,100	11.00
Total	1,067,923	6.91	$6.15	1,006,237	$6.20

Warrants

In November of 2000, in connection with the Third Amendment to the Company's then existing senior credit facility, the Company issued a warrant to its majority stockholder in exchange for guarantee for the extension of the $30,000 seasonal revolving loan commitment. The warrant is convertible into 440,000 shares of common stock at an exercise price of $3.50 per share valued at $843. The warrant is exercisable at any time prior to December 31, 2005.

(Dollars in Thousands, except share data)

9. Income Taxes

The components of income (loss) before provision for income taxes and the provision for income taxes consisted of the following:

	For the Years Ended December 31,		
	2004	2003	2002
Income (loss) before income taxes:			
U.S.	$ 14,036	$ 10,796	$ (64,377)
Foreign	--	--	3,963
	$ 14,036	$ 10,796	$ (60,414)
Income from continuing operations	$ 14,036	$ 9,432	$ 13,314
Income from discontinued operations	--	1,364	5,029
Loss from SFAS No. 142 adjustment	--	--	(78,757)
	$ 14,036	$ 10,796	$ (60,414)
Current income tax provision:			
Federal	$ --	$ --	$ --
State	61	--	1,400
Foreign	--	--	819
	$ 61	$ --	$ 2,219
Deferred provision (benefit):			
Federal	$ 5,085	$ 959	(8,360)
State	654	124	(2,410)
Foreign	--	--	840
	5,739	1,083	(9,930)
	$ 5,800	$ 1,083	$ (7,711)

HINES HORTICULTURE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Thousands, except share data)

The reported provision for income taxes differs from the amount computed by applying the statutory federal income tax rate of 35 percent to income before provision for income taxes as follows:

	For the Years Ended December 31, 2004	2003	2002
Provision computed at statutory rate	$ 4,913	$ 3,779	$ (21,145)
Increase (decrease) resulting from:			
State tax, net of federal benefit	632	506	(1,010)
Foreign taxes	-	-	272
Goodwill	-	-	8,881
Canada withholding tax	-	(3,344)	3,344
Meals and entertainment	89	80	118
Investment in Foreign Subsidiary	-	-	1,840
Other	166	62	(11)
	$ 5,800	$ 1,083	$ (7,711)
Provision for continuing operations	$ 5,800	$ 3,867	$ 5,456
(Benefit from) provision for discontinued operations	-	(2,784)	10,442
Benefit for SFAS No. 142 adjustment	-	-	(23,609)
	$ 5,800	$ 1,083	$ (7,711)

	2004	2003
Deferred tax assets:		
Net operating loss carryforwards	$ 11,728	$ 10,780
Book/tax difference in debt	354	2,101
Intangible asset basis differences	13,287	15,723
Other	129	161
Gross deferred tax assets	25,498	28,765
Deferred tax liabilities:		
Accrual to cash adjustment	(66,445)	(65,186)
Fixed asset basis differences	(16,288)	(15,075)
Gross deferred tax liabilities	(82,733)	(80,261)
Net deferred tax liability	$ (57,235)	$ (51,496)
Deferred income tax liability, current	$ (66,445)	$ (65,186)
Deferred income tax asset, non-current	9,210	13,690
	$ (57,235)	$ (51,496)

The Company derives significant benefits by qualifying to use the cash method of accounting for federal income tax purposes. Under the cash method, sales are included in taxable income when payments are received and expenses are deducted as they are paid. The primary benefit the Company receives is the ability to deduct the cost of inventory as it is incurred. The net benefit realized by the Company thus far is represented by the "Accrual to Cash Adjustment" item above. Because the items to which this "Accrual to Cash Adjustment" relate to are comprised of current assets and current liabilities in the consolidated balance sheets (such as inventory, accounts receivable, accounts payable, etc.), this deferred tax item is also characterized as current.

(Dollars in Thousands, except share data)

At December 31, 2004, the Company had approximately $29,736 in net operating loss carryforwards for federal income tax reporting purposes. The Company's federal net operating losses begin to expire in 2020. In addition, the Company had approximately $27,803 in net operating loss carryforwards for state income tax reporting purposes. The Company's state net operating losses in certain states begin to expire in 2005.

10. Employee Benefit Plans

As of January 1, 2001, Hines Nurseries established a 401(k) Retirement Savings Plan for salaried and permanent hourly employees. As of January 2002, participants voluntary contribution limits were increased in accordance with Internal Revenue Service rules. As of January 1, 2003, pursuant to IRS rules, participants may now make voluntary contributions to the plan up to a maximum of twelve thousand dollars not to exceed 20 percent of their annual compensation (as defined). In addition to this, employees over age 50 may now contribute an additional two thousand dollars. Hines' matching contribution to the Plan is equal to 100 percent of the first 3 percent of a participant's voluntary deferral of salary, and 50 percent of the next 2 percent of a participant's voluntary deferral of salary per calendar year. As of May 16, 2003, Hines discontinued its matching contributions. As of January 1, 2004, pursuant to IRS rules, participants may make voluntary contributions to the plan up to a maximum of fourteen thousand dollars not to exceed 50 percent of their annual compensation (as defined). In addition to this, employees over age 50 may now contribute an additional four thousand dollars.

The total expense related to the Hines plan was $0, $632 and $1,593 for the years ended December 31, 2004, 2003 and 2002, respectively.

11. Fair Values of Financial Instruments

The Company used the following methods and assumptions in estimating its fair value disclosures for financial instruments:

Cash

The carrying amount reported in the balance sheet for cash approximates its fair value.

Short-term and Long-term Debt

The fair value of the Senior Notes is based on the closing price of the debt securities at December 31, 2004 and 2003. The carrying amount of the Company's other long-term debt approximates its fair value based upon borrowing rates currently available to the Company. The carrying amount of the short-term debt approximates the fair value based on the short-term maturity of the instrument.

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2004 and 2003 are as follows:

	December 31,			
	2004		2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash	$ --	$ --	$ --	$ --
Revolving line of credit	23,609	23,609	30,318	30,318
Long-term debt (including current portion)	209,290	225,478	215,076	230,826

(Dollars in Thousands, except share data)

12. Guarantor/Non-guarantor Disclosures

The 10.25% Senior Subordinated Notes issued by Hines Nurseries (the "issuer") have been guaranteed by Hines Horticulture (the "parent guarantor") and by both Hines SGUS, Inc. ("Hines SGUS") and Enviro-Safe Laboratories, Inc. ("Enviro-Safe") (collectively Hines SGUS and Enviro-Safe are the "subsidiary guarantors"). The issuer and the subsidiary guarantors are 100% owned subsidiaries of the parent guarantor and the parent and subsidiary guaranties are full, unconditional and joint and several. Separate financial statements of Hines Nurseries, Hines SGUS and Enviro-Safe are not presented in accordance with the exceptions provided by Rule 3-10 of Regulation S-X.

The following condensed consolidating information shows (a) Hines Horticulture on a parent company basis only as the parent guarantor (carrying its investment in its subsidiaries under the equity method), (b) Hines Nurseries as the issuer, (c) Hines SGUS and Enviro-Safe as subsidiary guarantors, (d) eliminations necessary to arrive at the information for the parent guarantor and its direct and indirect subsidiaries on a consolidated basis and (e) the parent guarantor on a consolidated basis as follows:

- Condensed consolidating balance sheets as of December 31, 2004 and 2003;
- Condensed consolidating statements of operations for the years ended December 31, 2004, 2003 and 2002; and
- Condensed consolidating statement of cash flows for the year ended December 31, 2002. A condensed consolidating statement of cash flows for the years ended December 31, 2004 and 2003 has not been presented as there were no cash flows from operating, financing and investing activities of Hines Horticulture on a parent company basis, Hines SGUS and Enviro-Safe as subsidiary guarantors or eliminations.

Guarantor / Non-guarantor Disclosures
Condensed Consolidating Balance Sheet
As of December 31, 2004
(Dollars in thousands)

	Hines Horticulture (Parent Guarantor)	Hines Nurseries (Issuer)	Subsidiary Guarantors	Eliminations	Consolidated Total
ASSETS					
Current assets:					
Cash	$ -	$ -	$ -	$ -	$ -
Accounts receivable, net	-	19,682	287	-	19,969
Inventories	-	180,806	327	-	181,133
Prepaid expenses and other current assets	-	2,458	614	-	3,072
Total current assets	-	202,946	1,228	-	204,174
Fixed assets, net	-	131,508	28	-	131,536
Deferred financing expenses, net	-	8,883	-	-	8,883
Deferred income taxes	2,922	6,288	-	-	9,210
Goodwill	-	43,926	-	-	43,926
Investments in subsidiaries	65,876	-	-	(65,876)	-
	$ 68,798	$ 393,551	$ 1,256	$ (65,876)	$ 397,729
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Accounts payable and accrued liabilities	$ -	$ 32,871	$ 1	$ -	$ 32,872
Interest rate swap agreement	-	895	-	-	895
Long-term debt, current portion	-	5,719	-	-	5,719
Borrowings on revolving credit facility	-	23,609	-	-	23,609
Deferred income taxes	-	66,445	-	-	66,445
Intercompany accounts	7,832	(7,832)	-	-	-
Total current liabilities	7,832	121,707	1	-	129,540
Long-term debt	-	203,571	-	-	203,571
Accrued long-term liability, net	-	3,652	-	-	3,652
Shareholders' equity	60,966	64,621	1,255	(65,876)	60,966
	$ 68,798	$ 393,551	$ 1,256	$ (65,876)	$ 397,729

Guarantor / Non-guarantor Disclosures
Condensed Consolidating Balance Sheet
As of December 31, 2003
(Dollars in thousands)

	Hines Horticulture (Parent Guarantor)	Hines Nurseries (Issuer)	Subsidiary Guarantors	Eliminations	Consolidated Total
ASSETS					
Current assets:					
Cash	$ -	$ -	$ -	$ -	$ -
Accounts receivable, net	-	23,361	363	-	23,724
Inventories	-	172,626	464	-	173,090
Prepaid expenses and other current assets	-	2,640	517	-	3,157
Total current assets	-	198,627	1,344	-	199,971
Fixed assets, net	-	136,399	36	-	136,435
Deferred financing expenses, net	-	10,589	-	-	10,589
Deferred income taxes	2,922	29,917	-	(19,149)	13,690
Goodwill	-	42,979	-	-	42,979
Investments in subsidiaries	57,641	-	-	(57,641)	-
	$ 60,563	$ 418,511	$ 1,380	$ (76,790)	$ 403,664
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Accounts payable and accrued liabilities	$ -	$ 31,204	$ 178	$ -	$ 31,382
Interest rate swap agreement	-	5,320	-	-	5,320
Long-term debt, current portion	-	5,789	-	-	5,789
Borrowings on revolving credit facility	-	30,318	-	-	30,318
Deferred income taxes	-	68,972	-	(3,786)	65,186
Intercompany accounts	7,832	(7,832)	-	-	-
Total current liabilities	7,832	133,771	178	(3,786)	137,995
Long-term debt	-	209,287	-	-	209,287
Deferred income taxes	-	15,363	-	(15,363)	-
Other liabilities	-	3,652	-	-	3,652
Shareholders' equity	52,731	56,438	1,202	(57,641)	52,730
	$ 60,563	$ 418,511	$ 1,380	$ (76,790)	$ 403,664

Guarantor / Non-guarantor Disclosures - Continued
Condensed Consolidating Statement of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Hines Horticulture (Parent Guarantor)	Hines Nurseries (Issuer)	Subsidary Guarantors	Eliminations	Consolidated Total
Sales, net	$ -	$ 333,585	$ 1,583	$ -	$ 335,168
Cost of goods sold	-	169,630	1,064	-	170,694
Gross profit	-	163,955	519	-	164,474
Operating expenses	-	125,456	472	-	125,928
Operating income	-	38,499	47	-	38,546
Other expenses:					
Interest expense	-	27,151	-	-	27,151
Interest rate swap agreement expense	-	(4,425)	-	-	(4,425)
Amortization of deferred financing expenses	(8,236)	1,784	-	8,236	1,784
	(8,236)	24,510	-	8,236	24,510
Income (loss) before provision for income taxes	8,236	13,989	47	(8,236)	14,036
Income tax provision (benefit)	-	5,806	(6)	-	5,800
Net income (loss)	8,236	8,183	53	(8,236)	8,236

Guarantor / Non-guarantor Disclosures - Continued
Condensed Consolidating Statement of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Hines Horticulture (Parent Guarantor)	Hines Nurseries (Issuer)	Subsidary Guarantors	Eliminations	Consolidated Total
Sales, net	$ -	$ 339,564	$ 1,625	$ -	$ 341,189
Cost of goods sold	-	169,688	1,062	-	170,750
Gross profit	-	169,876	563	-	170,439
Operating expenses	-	125,252	532	-	125,784
Operating income	-	44,624	31	-	44,655
Other expenses:					
Interest expense	-	24,927	-	-	24,927
Interest rate swap agreement expense	-	(2,710)	-	-	(2,710)
Amortization of deferred financing expenses	(9,713)	3,771	-	9,713	3,771
Loss on debt extinguishment	-	9,235	-	-	9,235
	(9,713)	35,223	-	9,713	35,223
Income (loss) before provision for income taxes	9,713	9,401	31	(9,713)	9,432
Income tax provision	-	3,846	21	-	3,867
Income (loss) before discontinued operations	9,713	5,555	10	(9,713)	5,565
Income from discontinued operations, net of tax	-	4,148	-	-	4,148
Net income (loss)	$ 9,713	$ 9,703	$ 10	$ (9,713)	$ 9,713

Guarantor / Non-guarantor Disclosures - Continued
Condensed Consolidating Statement of Operations
For the year ended December 31, 2002
(Dollars in thousands)

	Hines Horticulture (Parent Guarantor)	Hines Nurseries (Issuer)	Subsidiary Guarantor	Eliminations	Consolidated Total
Sales, net	$ -	$ 337,482	$ 33,027	$ (31,150)	$ 339,359
Cost of goods sold	-	168,493	18,243	(16,929)	169,807
Gross profit	-	168,989	14,784	(14,221)	169,552
Operating expenses	-	121,848	(8,228)	8,718	122,338
Operating income (loss)	-	47,141	23,012	(22,939)	47,214
Other expenses:					
Interest expense (income)	-	25,927	528	(1,250)	25,205
Interest rate swap agreement expense	-	2,573	-	-	2,573
Interest - intercompany	-	(722)	722	-	-
Amortization of deferred financing expenses	49,112	1,915	-	(46,644)	4,383
Loss on debt extinguishment	-	1,739	-	-	1,739
	49,112	31,432	1,250	(47,894)	33,900
(Loss) income before provision for income taxes	(49,112)	15,709	21,762	24,955	13,314
Income tax (benefit) provision	(2,668)	8,095	19,502	(19,473)	5,456
(Loss) income before discontinued operations and cumulative effect of change in accounting principle	(46,444)	7,614	2,260	44,428	7,858
(Loss) income from discontinued operations, net of tax	(6,259)	(1,371)	-	2,217	(5,413)
Cumulative effect of change in accounting principle, net of tax	-	(55,148)	-	-	(55,148)
Net (loss) income	$ (52,703)	$ (48,905)	$ 2,260	$ 46,645	$ (52,703)

HINES HORTICULTURE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Thousands, except share data)

Guarantor / Non-guarantor Disclosures - Continued
Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2002
(Dollars in thousands)

	Hines Horticulture (Parent Guarantor)	Hines Nurseries (Issuer)	Subsidiary Guarantor	Eliminations	Consolidated Total
Cash provided by (used in) operating activities	$ -	$ 29,712	$ (2,233)	$ 2,233	$ 29,712
Cash flows from investing activities:					
Purchase of fixed assets, net	-	(7,209)	(2,503)	2,503	(7,209)
Proceeds from sale of fixed assents	-	3,971	-	(387)	3,584
Proceeds from sale of discontinued operations	-	(8,390)	127,338	-	118,948
Acquisitions, net of cash	-	(1,265)	-	-	(1,265)
Net cash used by discontinued operations	-	-	-	(4,320)	(4,320)
Net cash (used in) provided by investing activities	-	(12,893)	124,835	(2,204)	109,738
Cash flows from financing activities:					
Proceeds from revolving line of credit	-	(27,250)	-	-	(27,250)
Intercompany advances (repayments)	-	92,840	(92,840)	-	-
Repayments of long-term debt	-	(96,000)	(12,000)	-	(108,000)
Deferred financing costs	-	(4,200)	-	-	(4,200)
Dividends received (paid)	-	17,791	(17,791)	-	-
Net cash used in financing activities	-	(16,819)	(122,631)	-	(139,450)
Effect of exchange rate changes on cash and cash equivalents	-	-	29	(29)	-
Net change in cash	-	-	-	-	-
Cash, beginning of year	-	-	-	-	-
Cash, end of year	$ -	$ -	$ -	$ -	$ -

(This Page Intentionally Left Blank)

Hines Corporate Data

Corporate Headquarters
Hines Horticulture
12621 Jeffrey Road • Irvine, CA 92620
949/559-4444

Transfer Agent and Registrar
American Stock Transfer & Trust Co.
6201 15th Avenue, 3rd Floor
Brooklyn, NY 11219

Legal Counsel
Paul, Hastings, Janofsky & Walker LLP
695 Towne Center Drive, 17th Floor
Costa Mesa, CA 92626-1924

Independent Auditors
PricewaterhouseCoopers LLP
2020 Main Street, Suite 400
Irvine, CA 92614

Form 10-K
The Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are available free of charge upon request to Investor Relations at the address of the Corporate Headquarters.

Annual Meeting of Stockholders
The Annual Shareholders Meeting will be held at 9am Pacific Daylight time on June 1, 2005 at the Company's Corporate Headquarters.

Number of Shareholders
As of April 11, 2005 there were 78 registered holders of record of the Company's Common Stock.

Common Stock
The Common Stock is quoted on the NASDAQ National Market under the symbol "HORT".

DIRECTORS

Douglas D. Allen
Previous Chairman
Hines Horticulture, Inc.

Stanley R. Fallis
Previous Chairman and CEO,
Everen Clearing Corporation
Member of Audit Committee

G. Ronald Morris
Previous President and CEO,
Western Industrial, Inc.
Member of Audit Committee

Robert A. Ferguson
CEO and President
Hines Horticulture, Inc.

Thomas R. Reusche´
Chairman
Hines Horticulture, Inc
Previous Managing Director,
Madison Dearborn Partners, Inc.

James R. Tennant
Previous Chairman and CEO,
Home Products International, Inc.
Member of Audit Committee

Paul R. Wood
Managing Director,
Madison Dearborn Partners, Inc.

OFFICERS

Robert A. Ferguson
CEO and President

Claudia M. Pieropan
CFO, Treasurer and Secretary

William C. Robertson
Assistant Secretary

Hines Horticulture®

CORPORATE HEADQUARTERS

12621 Jeffrey Road • Irvine, CA 92620-2101

Phone 949 559-4444 • Fax 949 786-0968

www.hineshorticulture.com